UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) and (g) of The Securities Exchange Act of 1934

Language Access Network, Inc.
(Name of small business issuer in its charter)

Nevada	61-1433933
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3273 E. Warm Springs, Las Vegas, Nevada	89120
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number: 614-355-0901

Securities registered under Section 12(b) of the Exchange Act:
Title of each class	Name of each exchange on which registered
None	Not Applicable
Securities registered under Section 12(g) of the Exchange Act:
Common Stock, par value $0.001
(Title of class)

Item 1. Description of Business

Business Development

Language Access Network, Inc. (“LANW”) was incorporated on December 31, 2002 in the State of Nevada. We were originally known as “Global Institute for Gaming Innovation, Inc.” and were set up to provide information and assistance to businesses and governments exploring new forms of remote, networked gaming. However, our management saw the greater need for using this new technology of remote video networking to assist individuals who speak different languages to communicate faster and easier.

In order to quickly turn that vision into reality, we acquired the membership interests in Preciss, LLC effective October 2005, making Preciss, LLC a wholly owned subsidiary of our company. Preciss, LLC changed its name to Language Access Network, LLC (“LAN”), and operates under the direction of our present management. A Purchase and Sale Agreement was recently executed to document the membership interest purchase and confirm cancellation of a September 23, 2005 Asset Purchase Agreement, which was never consummated. Andy Panos, our President, and Edward Panos, a major note holder of our company, together received consideration of $500 for their interests in LAN. A copy of the Purchase and Sale Agreement is attached to this report on Form 10-SB.

LAN had begun three years earlier in Columbus, Ohio, based on the parallel belief that efficiency could be improved, and costs could be reduced by providing interpretation services through two-way video conferencing from centralized service centers. LAN installed a dedicated network connection from a medical facility to its video linguistic center. Medical personnel use a wireless and powered mobile cart, equipped with state-of-the-art video conferencing equipment, to connect to an interpreter. This system was called “PAL” (Personal Assisted Languages). We have since renamed the system “MARTTI” (My Accessible Real-Time Trusted Interpreter). It combines the personalization of having an onsite interpreter with the convenience of being able to have immediate access to more than 150 languages with a simple “push of a button.” It was the original component in what is now a full-line of video hardware options.

Substantial market research and product development was undertaken by the LAN group over the past few years. In the spring of 2005, beta tests were undertaken at a number of hospitals in Ohio with encouraging results. In June, they initiated a proof-of-concept pilot project with the Ohio State University Medical Center. This test was deemed successful by both parties. As a result, our units are currently in 5 departments (Labor and Delivery, Emergency Department, Pre and Post Operating, and Registration) and our system has been expanded by the Ohio State University Medical Center from one to twenty-two locations. The expansion is a result of growing wireless configurations established by the University at its various branches, and the growing need for our services. The software in our mobile unit taps into the growing wireless configurations establish at the University. We expect further expansions by the end of 2006.

In June of 2006, we started a Phase One program in Columbus Ohio with Walgreen’s pharmacy, to determine the need for our services in pharmacies; this program has been well received and continues in operation.

As a result of the success at the hospitals and pharmacies, it was determined that the potential for deployment of video interpretation was very significant. There are more than 7,000 hospitals and clinics in the U.S. There are more than 57,000 pharmacies in the U.S. today with an industry projected growth rate to nearly double by 2010. These are projections provided from publicly released documents from the major pharmacy chains including Walgreens, Kroger, Fred Meyer, CVS, and Rite Aid. We are initially focused on being the industry leader for healthcare facilities interpretation services. We have also targeted in-store clinics; an industry which projects more than 8,000 units by 2010. We are exploring opportunities in additional service industries as well, such as: legal, first response, homeland security, hospitality, branch banking, and court systems.

Overview of Our Principal Services

Our business is to provide video language interpretation services on a national and international basis. We are able to translate material from English into more than 150 different languages. We are currently focusing our interpretation services in the health care (hospital, clinic) industry. In June 2006, we launched MARTTI units in two Walgreens pharmacies in central Ohio. The pharmacy market is a top focus of our growth plans. Also, third-party operated in-store clinics, such as Minute Clinic, part of CVS Corporation, and RediClinic are a top priority for our long term expansion plans.

Aside from the health care industry, our services have potential application in the judicial system, law enforcement sector, as well as the international hospitality and convention industry. We are able to provide a real-time, on-demand interpreter for virtually every language spoken, with more than 90% of our interpretations performed via two-way video (audio-only is used for more obscure languages).

We plan to make our interpretation services available to customers through MARTTI (My Accessible Real-Time Trusted Interpreter). MARTTI is a wireless, mobile, video conferencing service that connects hospital personnel in real-time to an on-demand video interpreter for over 150 different languages. By utilizing an advanced and medically approved wireless system in the hospital, each MARTTI unit can be moved freely to any patient's bedside for an immediate interpretation. MARTTI is about simplicity. Depending upon the application, a MARTTI unit may be a 7” x 10”, 12.1”, or 17” flat video screen and camera that can access an interpreter with a quick push of a button, instantaneously connecting medical personnel to a video operator who will direct the video call to the appropriate language interpreter. The signals are carried over a secure fiber-optic network. We plan to train and qualify interpreters in the technical, cultural and ethical issues of medical and/or legal interpretation.

It should be noted that our services do not include the installation of wireless systems for potential customers in order to use the MARTTI units. Our system integrates with the hospital wireless network. Within the hospital, we work with the IT staff to develop a VLAN (virtual local area network) off of the internal wireless access points. The access point will broadcast a WEP (Wired Equivalent Privacy) encrypted SSID signal over an 802.11 G frequency to our MARTTI system. The encrypted signal meets all HIPAA requirements for broadcasting medical information.

MARTTI VideoPhone: In order to expand access to video interpretation, we are now offering a portable, telephone-style video unit. The MARTTI-VideoPhone is a stand-alone videoconferencing product with built-in camera and 6.4" TFT-LCD display which enable users to communicate face-to-face with our interpreters with a minimal cost - comparable to that commonly charged by audio-only interpretation services. The MARTTI-VideoPhone delivers unparalleled performance thanks to its powerful architecture, combing simplicity of a telephone with the power of a group videoconferencing system. Its compact size (7” x 10” x 10”) makes it ideal for medical clinics, information desks, finance and HR offices, etc. It plugs into a network connection and can be used where wireless service is unavailable.

To achieve maximum flexibility and the highest quality, an optional Logitech QuickCam can be attached to the MARTTI-VideoPhone for unmatched business quality video and audio capabilities. Logitech QuickCam combines the power of a high-quality camera, microphone and multimedia processor in a compact and portable system that easily connects to our MARTTI-VideoPhone.

MARTTI jr. = MARTTI-VideoPhone + Cart: MARTTI jr. combines the mobility of the original MARTTI with the convenience and economy of the MARTTI-VideoPhone to connect hospital personnel in real-time to an on-demand video interpreter. Built on a small Ergotron hospital cart, MARTTI jr. includes a 15” flat display screen and uses the Logitech QuickCam combination high-quality camera, microphone and multimedia processor. It can be either wireless, or plug into a network connection where wireless service is unavailable, thus giving all healthcare providers the same access to interpreters for their patients.

MARTTI pc : We have found that there are medical offices with PCs already located in areas where Video Interpretation could be used to talk with individuals with Limited English Proficiency. There is no necessity for adding an additional equipment system. We can turn most any computer (with a broadband Internet connection & speakers) into a MARTTI unit with digital CD-quality audio and TV-quality two-way video functionality.

The Need for Our Interpretation Services

We believe there is a dire need for our interpretation services. Nearly 47 million people in the United States (or 18 percent of the U.S. population) speak a language other than English at home. As of the year 2000, there are an estimated 21,570,407 to 26,320,407 LEP individuals in the U.S. with an average 10 year growth of 1.65 percent. Large public hospitals in major metropolitan areas struggle to find methods to communicate with these individuals.

Federal law requires that all health care providers who receive federal funding provide meaningful access to healthcare services for people with Limited English Proficiency (LEP). Title VI of the Civil Rights Act of 1964 prohibits discrimination on the basis of race, color or national origin under any program or activity that receives federal financial assistance. In order to increase the scope of Title VI, on August 11, 2000, President Clinton issued Executive Order 13166 “to improve access to federally conducted and federally assisted programs and activities for persons who, as a result of national origin, are limited in their English proficiency.” Executive Order 13166, by its terms, requires all federal agencies that provide financial assistance to issue guidelines on how recipients of that assistance can provide meaningful access to persons with LEP.

In response to this mandate, the Office for Civil Rights (OCR) of the Department of Health and Human Services (DHHS) published guidelines detailing the responsibilities of healthcare providers who receive federal funding. Almost all healthcare programs, including those administered by state or local governments, receive some kind of federal funding. As a result, those in the healthcare industry, including hospitals, clinics, nursing homes, managed care organizations, and other organizations government or private that receive financial assistance from the federal government through Medicare, Medicaid, grants and other assistance are subject to the provisions of Title VI. In his white paper titled Limited English Proficiency (LEP) Regulations: Implications and Guidance for U.S. Hospitals Serving Minority Populations, Dr. Dirk G. Schroeder, ScD, MPH concluded his discussion on compliance with LEP regulations by recommending to hospitals that they “take a proactive approach in providing multicultural services and information,” and that “[a] cost-effective solution for this need is to rely on the availability of advancing technology which offers the dual benefit of ensuing LEP compliance and improving the healthcare services provided to the community.”

“Many recent immigrants have limited proficiency in English, which presents challenges for health care provision around the nation. Numerous studies have found that inadequate language services can negatively affect access to and quality of health care and may lead to serious health consequences. Not surprisingly, the recent influx of immigrants has brought with it a growing demand for appropriate and effective language services. A number of factors hinder such services, however, including an increase in the number of languages spoken, costs associated with providing such services, lack of knowledge on the part of health care providers of legal requirements for providing language services, and lax enforcement of federal and state laws, which has allowed many health care providers to neglect the issue.”

Providing Language Interpretation Services in Health Care Settings:
Examples from the Field, Mara Youdelman and Jane Perkins, May 2002, The Commonwealth Fund.

Health care organizations are especially sensitive to problems associated with patient safety as a result of LEP in healthcare settings. For instance, the Joint Commission on Accreditation of Healthcare Organizations (JCAHO) will begin surveying how well health care facilities meet federal law requirements starting in 2006. The JCAHO is an independent, not-for-profit organization that evaluates and accredits more than 15,000 health care organizations and programs in the United States. The Health Literacy and Patient Safety Roundtable of the JCAHO met in May and September of 2005, and has been charged with framing the issues related to low health literacy and its impact on patient safety.  The Roundtable discussions will culminate in the publication of a white paper, which will describe interventions to improve the ability of patients to understand complex medical information, and provide recommendations for a broad range of health care stakeholders and policymakers to mitigate the risks to patients with low health literacy and/or low English proficiency.  Although we are not affiliated with the JCAHO, we share the common objective with the organization of mitigating health risks to patients associated with LEP and intent to do so by offering our interpretation services to enhance the communication between patients and their health care providers.

The current practice in interpretation services in the health care industry is markedly deficient. Typically, hospitals have someone in patient services designated to coordinate a network of interpreters who are on-staff or independent contractors or a mix of both. Another common practice in dealing with translation issues is having a member of a patient’s family or a bilingual acquaintance assist in interpretation. However, these methods raise substantial privacy and quality of service issues. Other options include the use of “language lines,” which provide access to interpreters over the telephone, and written materials that translate standard medical forms. However, these methods omit body language, a crucial component in human interaction and communication.

We believe that our services provide “advanced technology” that will help people communicate across linguistic and cultural barriers better than any of the existing alternatives. The solution is our two-way video interpretation. We are assembling a specially-trained, proprietary base of interpreters to perform language services to facilitate the delivery of services between our customers and LEP speakers throughout the world. Most importantly, we hope to provide services at a cost comparable to that charged by the existing telephone-only services. The fees charged provide substantial savings over having on-staff FTEs and contractors who customarily charge a minimum of fee plus travel time.

Moreover, the interpretation is high quality, regulatory compliant and available to the patient much quicker. Our services are high quality because of the rigorous qualifying, testing, training, and continuing education and monitoring of our interpreters as they provide our services. We are regulatory compliant because we deliver all of our services over a MPLS via AT&T; this is a private network for data transmission so we are HIPAA compliant. Services to the patient are much quicker because activating the system requires a one touch method similar to a TV clicker and within 30-120 seconds a live interpreter is greeting the patient/customer, inquiring as to what language is required and then transferring to a live interpreter. In medical institutions that do not utilize our services, the patient may wait as long as 3 hours for an interpreter to be called in, or found on the client’s premises for an interpretation.

Overview of Operations

Our operating revenues are derived primarily from per minute fees charged to our customers for our interpretation services. Generally, customers are charged a monthly service charge based on the product of actual billed minutes of service and the customer’s contractual rate per billed minute of service. In addition, we generate a small amount of revenue from other language-related services, such as document translation.

Our expenses consist primarily of costs of services, selling, general and administrative expenses, depreciation and amortization and interest expenses. Costs of services primarily include the cost of our interpreters, answer points and telecommunications costs. (Answer points refer to the cubicle space in our language services center in which there is a complimentary video screen to provide the live interpretation and a computer to track and log in-coming calls and time recording for billing.)

To operate successfully, we must increase the usage rate of our interpreters. Usage, as expressed in percentage terms, represents the time that an interpreter is providing interpretation services (e.g., billed minutes) out of the time that an interpreter is scheduled to provide services.

During the next twelve months, our plan includes expanding across the United States in all time zones. There are peaks and valleys of usage during each day. By capturing hospitals in all time zones, we will increase usage during the standard full-time or part-time shift. Also, the pharmacy market (now launched) offers the opportunity to increase usage because pharmacies are easy and quick to hook up to our system, offer potentially more volume because of higher store traffic, and permit the opportunity to do direct grassroots marketing to doctors, nurses, clinics, churches, and businesses who support ethnic groups whose local population may include a significant number of people who are limited English proficient. It also allows us to piggyback on the pharmacy’s local advertising.

We plan to operate our business by building and maintaining a network of employees and independent translators and interpreters located around the globe who are engaged, as needed, based on their expertise and the needs of the client. One of our key competitive advantages is our ability to build this global network of employees and linguistic agents through uniform processes and standards of quality performance and the ability to coordinate delivery of translated product in multiple locations according to our clients’ needs. Our technology is always “on”, 24/7/365. The current quality of video transmission permits high resolution, real-time conferencing. A client’s patient or customer simply touches a button to activate the system. A Language Access Network employee greets the individual and relays the conference to the appropriate interpreter.

Our uniform processes and competitive advantage include the manner in which we answer a call and the attention to detail in interpreting the language(s) required in any call so we provide an accurate explanation of the words of the patient/customer and the healthcare provider are using. We also seek to hire interpreters who are culturally competent. These are people who are part of the fabric of their particular ethnic community. They are involved in worship groups, or non-profit organizations. They know local business entrepreneurs who are interested in seeing members of their community better served. Our qualifying of an interpreter is set to a high standard using testing provided by a third party, Pacific Interpreters. Only those receiving a Superior or Good rating are invited to participate in our internal training program. Participation in training is not a guarantee of employment. Each candidate must pass testing and interpretation related instruction in ethics and methodologies that are rigorous. Once trained, they are mentored and then continuing education is provided on a systematic basis every month. Additionally, we have a competitive advantage because our interpreters work from one technology platform making uniform connections between our language services center and the customer. We also have a competitive advantage because we have a stock option plan in place for which many of our employees may qualify. They become owners who are clearly more attached to delivering a great performance to our clients.

At this time and for the foreseeable future, all interpreters will be housed in our central Ohio offices. If the technology becomes available for us to move data across the Internet or from individual homes, and still remain HIPAA compliant, at that time we will consider having interpreters work away from the central office. Our long term plans include having other language service centers located in the U.S. similar to the one in central Ohio.

While our initial focus is in the health care industry, we intend to steadily decrease our reliance on those clients through diversification of our customer base. Eventually, we plan to expand our client base by reaching clients in new and diverse industries, such as legal, penal, telecommunications, hospitality, conferences & conventions, entertainment and federal, state and local governments.

Distribution Methods of Services

Sales and marketing expenses will consist primarily of salaries, commissions and associated employee benefits, travel expenses of sales and marketing personnel, promotional expenses and the costs of programs aimed at increasing revenue, such as advertising, trade shows, public relations and other market development programs. We also will create referral agreements with agents from across the U.S. to assist us in evaluating market opportunities and to increase sales prospecting.

We have recently entered into a new IP services contract with AT&T. Under the terms of the three-year contract, AT&T will be the primary IP services provider, delivering Multi-protocol Label Switching (MPLS) Private Network Transport (PNT) services to our headquarters as well as to our operations in Columbus, Ohio. The single network solution will provide us with high speed internet, data applications, Voice over IP (VoIP), video and other services. The converged network infrastructure will deliver enhanced productivity and efficiency, ensuring secure and constant access to the main network server.

Specifically, the MPLS network solution will provide us with the capability to prioritize critical video traffic and deliver the highest-quality video transmission to our customers. With a primary customer group of healthcare providers, 24-hour-a-day on-demand video interpretation services are critical to our ability to provide superior service in patient care.

Core Services

The video language interpretation services we intend to sell are expected to be available in a variety of models. We do not manufacture these models; rather, they will be manufactured by third-parties according to our specifications.

We have begun the design process for future generations of personal language interpretation services, which will have a number of new features. New product features in future generations of the personal video language interpretation service will enhance the consumer experience, allow the companies to more easily offer and manage a network language interpretation service, and lower our costs.

Manufacturing, Order Fulfillment and Customer Support

We expect that key parts of our broadband video language interpretation hardware will be manufactured, assembled and tested by independent third parties in the Far East (possibly in Taiwan or South Korea) either pursuant to a long-term manufacturing agreement or on a purchase order basis. We are currently in the process of identifying and selecting one or more developers and manufacturers, but no final decision on this selection has been reached. We intend to identify and select a manufacturer(s) by the fourth quarter of 2007. We expect that the selected manufacturer will procure components and other supplies and then manufacture, assemble and test our hardware. These manufacturers would produce various video screens and video units, power supplies, and mobile carts. By outsourcing the entire manufacturing process, we will be able to focus on development and design, minimize capital expenditures, rely on a third party with more manufacturing expertise and avoid the need to find and maintain facilities for manufacturing operations. However, if the selected manufacturer were to stop manufacturing our hardware, we would need a considerable period of time to qualify, select and enter into a suitable agreement with an alternative manufacturer, and our results of operations could be harmed. We expect that the components of our services will be purchased from various vendors. Single source suppliers may supply some of such components, and alternative sources may not be readily available in sufficient quantities or at an attractive cost. We expect to establish a formal manufacturing quality process that includes qualification of material supplier sources, product-specific process definition and qualification, measurement of key manufacturing processes and test metrics, a closed-loop corrective action process and an outgoing sampling audit of finished product. There can be no assurance, however, that this process will result in services of the requisite quality. We provide comprehensive customer support after the sale to help ensure that our customers have reliable, effortless experiences.

Marketing

According to the 2000 Census there are 21,320,407 people (over the age of 5) in the United States who are Limited English Proficient (LEP). This figure does not include the estimated 250,000 to 15,000,000 Deaf or hard-of-hearing individuals who communicate using American Sign Language (Gallaudet University). Combined there are an estimated 21,570,407 to 36,320,407 LEP individuals in the U.S.

The 2002 Commonwealth Fund study reports that 44 million Americans speak a language other than English at home. The study also reports that over 300 different languages are spoken in the U.S.

Our Initial customers for will be hospitals/clinics who provide emergency room, surgical, diagnostic, follow-up, lab testing, MRI’s, CAT scans, preventative healthcare, prescriptions, claims and billing, surveys, medical alerts, medical compliance, etc. Our goal is to capture an average of ninety minutes per business day of interpretation service from our clients for approximately ten percent of the estimated market (7000 plus hospitals and clinics) by the end of 2010. These hospitals may have as many as twelve separate departments or areas that require interpretation services. We will seek at least twenty-five percent of all interpretation services required by an individual clients’ environment. Target Limited English Proficient states include: Georgia, California, Texas, New York, Illinois, Florida, New Jersey, Arizona, Colorado, Nevada Massachusetts, Pennsylvania and the Carolinas. These states comprise more than 70% of the market opportunity including Deaf and hard of hearing individuals. As of the year 2000, there are an estimated 21,570,407 to 26,320,407 LEP individuals in the U.S. with an average 10 year growth of 1.65 percent. In the targeted states, growth averages from 2.2% to 5.6% per year on average.

The Language Access Network will also serve the pharmacy market. There are approximately 57,000 pharmacies in the U.S. We seek to capture 10% of this market by 2010. Target prospects include Walgreens (pilot project underway), CVS, Rite Aid, Duane Reade, Eckerd, Family Pharmacy, Leader Buy stores, Rexall, Sav-on, Value-Rite, Kroger, Wal-Mart, Publix, Target, and others. States noted above will be the primary pharmacy market for the roll out of interpretive service.

Corporate Market

Although it may be expected that broad adoption of video language interpretation services could be achieved in large, urban hospitals, sales of our services in this market are not likely to generate substantial volume immediately. Larger healthcare corporations already have the option of utilizing telephone systems and/or use an existing network of employees or independent contractors. The technical support infrastructure for wireless video conferencing systems does not already exist within many major health care facilities.

Consumer Market

The consumer video language interpretation market is another interesting prospect. Because it requires a minimum of 384k for transmission of quality video and audio, use of personal video language interpretation services will be limited to those individuals with access to a broadband internet connection, typically via Digital Subscriber Line (DSL) or Cable Modem (CM). As of the spring of 2004, roughly 31% of the internet connected U.S. households used either DSL or CM access. In March 2004, PEW Research Institute estimated the total number of adult Americans with residential broadband access at home to be forty-eight (48) million of which twenty (20) million were DSL, 1.6 million were satellite and the remainder via CM.

Initially, it is expected that the sales of personal broadband video language interpretation services in the consumer market will be made to existing broadband IP users. Some 37% of the current broadband users live in households with incomes over $75,000, according to the Pew Research Institute. These are the "early adopters" who have the income necessary to purchase a personal video language interpretation service outright, without financing, if necessary.

One potential application for our video interpretation services is in the field of “telemedicine.” Telemedicine applies in certain rural areas where a local nurse comes to the patient’s home and doctors are monitored in via video conferencing. The U.S. government supports these programs, and we intend to someday offer our conferencing services in this market. Our plan behind telemedicine is currently in the concept design stage.

Business Development, Sales and Marketing

The current goals of our business development and sales initiatives are to build relationships that fall into four basic categories: healthcare provider relations, legal/judicial market investigation, new distribution opportunities and the consumer market.

The executive management is currently performing all of the functions of the business development and sales department. Current plans call for a small in-house sales staff and the utilization of independent contractors for sales development. By outsourcing much of the entire sales process, we can minimize overhead costs by avoiding the need to pay salaries and to maintain facilities for a sales force.

We believe that building brand awareness will be important to our success. We intend to use a variety of marketing programs to build awareness of our services through mass-media advertising, targeted advertising, end user promotions, public relations campaigns, strategic promotional efforts and in-store retail merchandising. In June, 2006, we hired Public Relations/Marketing firms who are guiding us to implement a wide range of product promotion and news story placement programs encompassing television, radio, internet, and newspaper specialty magazine distribution. The MARTTI branding is an out-growth of that initiative.

Approvals, Certifications and Regulation

Government and telecommunications carrier approvals, safety certifications and Electromagnetic Compliance (EMC) certifications are a key requirement for electronic systems that use the internet. We are required to obtain certain safety, EMI and telephone certifications for our family of broadband video language interpretation products as prerequisite to sale into the United States and other countries. We will primarily rely on our manufacturing suppliers to provide products with the requisite approvals and certifications. While we believe that we should not encounter any meaningful difficulty in procuring the requisite certifications and approvals, there can be no assurance of our ability to do so. Moreover, we cannot predict whether we will obtain necessary approvals and certifications for the systems and similar services or for future services in additional countries.

We are HIPAA compliant with our data transfer system and MPLS private network. There are no other governmental regulations that are materially applicable to our business.

Competition

We compete in an aggressive language interpretation service market that is evolving rapidly. Competitive pressures created by any current or future competitors could materially adversely affect our business, prospects, financial condition and results of operations. We believe that the principal competitive factors in our markets will be brand recognition, price, product performance, reliability, range of functions, ease of use, and customer service. We intend to compete vigorously in all of these aspects. There are several existing competitors in the interpretation market, including LanguageLine Services, CyraCom, Deaf-Talk, TeleInterpreters, Sorenson Communications4 and LLE Language Services. We believe that all of these competing services have substantially greater brand recognition, market presence, distribution channels, advertising and marketing budgets and promotional and other strategic partners than we have. In addition, video language interpretation services face strong competition from individuals offering live interpretation services and potentially from video conferencing companies. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise. We believe one of the keys to establishing long-term success in this marketplace will be for us to favorably distinguish our services from competitors and to successfully build close, trusting partnerships with clients and potential clients. Another key will be the introduction of our video language interpretation service at competitive prices. There can be no assurance that we will be successful in favorably distinguishing our services, introducing our video language interpretation services at competitive prices (if at all), or successfully competing in this market. Competitive pressures we face may materially adversely affect our business, prospects, financial condition and results of operations. Further, as a strategic response to changes in the competitive environment, we may from time to time make certain pricing, service or marketing decisions or acquisitions that could materially adversely affect our business, prospects, financial condition and results of operations. New technologies and the expansion of existing technologies may increase the competitive pressures on us, if not render our services obsolete.

Intellectual Property and Proprietary Rights

We have not obtained any copyrights, patents or trademarks in respect of technologies and methods. We intend to obtain all necessary copyrights, patents or trademarks, as applicable, in the United States and elsewhere, when we are in a financial position to do so.

If and when we obtain patents, we intend to take precautionary steps to protect from infringement by others, including demanding that suspected infringers cease their infringement and the filing of lawsuits seeking injunctions and monetary damages. We have no assurance that these actions will prove successful or serve to protect any future patents.

With respect to our technical employees and consultants, we require these employees to sign an agreement which obligates them to keep confidential certain trade secrets and information and to assign us any inventions arising from their work for the company, as permitted by law. Depending on the responsibilities of a particular employee, we may also consider having such an employee sign a non-compete agreement.

Acquisitions

We intend to conduct an active acquisition program, and will consider select acquisitions on a case-by-case basis. We have some possible acquisitions under consideration, although we have not developed a valuation model or a standardized transaction structure to use. Instead, we anticipate considering each acquisition on a case-by-case basis. We seek acquisition candidates that have technology and/or teams of interpreters, and/or contracts with clients who are not yet using video conferencing as their primary service of delivering interpretation. However, we expect that the purchase price for an acquisition candidate, if any, will be based on quantitative factors, including historical revenues, profitability, financial condition, contract backlog, and our qualitative evaluation of the candidate's management team, operational compatibility, future prospects and customer base.

Any acquisition is expected to be accounted for using the purchase method of accounting. Under this method of accounting, for each acquisition, a portion of the purchase price would be allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values on the acquisition date. This portion would include both (i) amounts allocated to in-process technology and immediately charged to operations and (ii) amounts allocated to completed technology and amortized on a straight-line basis over the estimated useful life of the technology of six months. The portion of the purchase price in excess of tangible and identifiable intangible assets and liabilities assumed would be allocated to goodwill and evaluated for impairment at least annually. The results of operations of the acquired entity would be consolidated with those of our company as of the date it acquires effective control of the acquired entity, which generally would occur prior to the formal legal closing of the transaction and the physical exchange of acquisition consideration. In addition, we may grant stock options to employees of an acquired company to provide them with an incentive to contribute to the success of our overall organization. As a result of both the purchase accounting adjustments and charges for the stock options just described, we may incur significant non-cash expenses related to such acquisitions.

Acquisitions also involve a number of risks, including adverse effects on our reported operating results from increases in acquired in-process technology, stock compensation expense and increased compensation expenses resulting from newly hired employees, the diversion of management attention, risks associated with the subsequent integration of acquired businesses, potential disputes with the sellers of one or more acquired entities and the failure to retain key acquired personnel. Customer satisfaction or performance problems with an acquired firm also materially and adversely affect the reputation of our company as a whole, and any acquired company could significantly fail to meet our expectations. Due to all of the foregoing, any individual future acquisition may materially and adversely affect our business, results of operations, financial condition and cash flows. If we issue common stock in full or partial consideration of any future acquisitions, there will be ownership dilution to existing shareholders. In addition, to the extent we choose to pay cash consideration in such acquisitions, we may be required to obtain additional financing and there can be no assurance that such financing will be available on favorable terms, if at all.

Healinc Telecom, LLC

On November 29, 2006, we signed a letter of intent to acquire privately-held Healinc Telecom, LLC (“Healinc”) from its membership holders. Healinc, founded in 2004 and based in New York City, is a provider of video interpretation service and Video Relay Service (VRS) to the Deaf and Hard of Hearing. Healinc’s clients include: New York Community Hospital, Bronx Lebanon Hospital, Jacobi Medical Center, Manhattan and Bronx Public Library Systems, Queens Library System, Black & Decker (NYSE:BDK - News), Hoffman-LaRoche (VTX:ROG.VX). Healinc’s VRS service, which is endorsed by Deaf Counseling and Advocacy Agencies nationwide, provides video relay service interpretation (VRS) 24 hours a day, seven days a week, in American Sign Language and Spanish.

The principal terms of the acquisition are expected as follows:

1.	The acquisition will be structured as a reverse triangular merger, in which Healinc will be merged into a wholly owned subsidiary of our company

2.
As consideration for all the of the outstanding membership interests of Healinc., we will pay $2,744,563.50 represented by an aggregate number of 784,161 shares of our common stock valued at $3.50 per share.

3.
Healinc. and Dr. Stanley Schoenbach will enter into an employment agreement from closing through December 2009 where Dr. Schoenbach will serve as CEO of Healinc. with non-competition restrictions and under a set salary and incentive bonus program. The employment agreement with Dr. Schoenbach will be non-cancellable except for cause, death or permanent disability.
4.	The selling membership holders, including Dr. Schoenbach, will also be subject to an acquisition related non-competition agreement.
5.	Dr. Schoenbach will receive stock options in our company upon closing and if certain revenue milestones are achieved.
6.
The expected agreement will contain unwinding provisions and other negative consequences in the event our common stock falls below $1.00 per share for thirty consecutive days following the first anniversary of the closing of the acquisition.

7.	Ms. Uscher will be elected to serve as a member of our board of directors under terms provided by the agreement.

The agreement contains other standard contract provisions. A copy of the letter of intent with a complete discussion of all the terms and conditions of the transaction is filed as an exhibit to this report on Form 10-SB.

We believe the acquisition of Healinc will provide our company access to clients for our video interpretation services in major East Coast markets like New York, New Jersey, Pennsylvania, and Massachusetts. It should also provide Healinc the ability to tap into our client list for VRS services. A key element of the acquisition will include Healinc’s established Video Relay Service (VRS) which facilitates communication for Deaf and Hard of Hearing patients. Healinc will bring to our company a significant base of skilled interpreters in American Sign Language.

iBeam Solutions

On November 15, 2006, we signed a letter of intent to acquire privately held iBeam Solutions. iBeam Solutions, founded in 2000 and based in Canal Winchester, Ohio, is a comprehensive provider of technology solutions to businesses. A few of iBeam’s clients include: Cardinal Health (CAH); Pinnacle Data Systems, Inc. (PNS); The Daimler Group; The Ohio State University; Bricker & Eckler; Zeiger, Tigges & Little; Sowald, Sowald, & Clouse; and Central Ohio Pediatric Endocrinology and Diabetes Clinic; and Winchester Medical and Health Center.

The principal terms of the acquisition are expected as follows:

1.	The acquisition will be structured as a reverse triangular merger, in which iBeam will be merged into a wholly owned subsidiary of our company

2.
As consideration for all the of the outstanding membership interests of iBeam, we will pay an amount of our common shares equaling the price of $1,000,000 on the closing date less the outstanding debts of iBeam.

3.	The selling security holders will be subject to an acquisition related non-competition and non-solicitation agreement.

The agreement contains other standard provisions. A copy of the letter of intent with a complete discussion of all the terms and conditions of the transaction is filed as an exhibit to this report on Form 10-SB.

iBeam Solutions was founded in 2000 and is one of Central Ohio’s fastest growing technology consulting firms. iBeam Solutions provides design and implementation of networks, security and Internet monitoring, technical support, web development, graphic design, application development, database development and support, phone and data wiring, wireless solutions, phone system installation and support, web site hosting, server and PC sales and service, sales and support for all brands and types of hardware and software, web cams, forensic technology services, help desk services, monitoring and much more. iBeam is also Novell certified and works with all the major vendors in the industry.

We believe the acquisition of iBeam Solutions will give our company access to one of the best technology teams in the U.S. Because our company is dependent on technology to deliver our service, the acquisition should give us the IT backbone necessary to improve the development of our business plan.

Risk Factors

Our common shares must be considered a speculative investment. Readers should carefully consider the risks described below before deciding whether to invest in shares of our common stock. If we do not successfully address any of the risks described below, there could be a material adverse effect on our business, financial condition or results of operations, and the trading price of our common stock may decline and investors may lose all or part of their investment. We cannot assure any investor that we will successfully address these risks.

The purchase of the common shares involves a number of significant risk factors. Purchasers of common shares should consider the following:

RISKS RELATED TO OUR FINANCIAL CONDITION

If we are unable to obtain additional funding, we may be unable to maintain or expand our operations.

We may not be able to expand or maintain our operations in the future without obtaining additional financing. If this financing is not available or obtainable, investors may lose a substantial portion or all of their investment. We are currently raising money in connection with two private offerings, one offshore and the other inside of the United States.

We believe that the net proceeds of our offerings, combined with our existing financial resources, will not be sufficient to fund our capital and operating in the next twelve months. Accordingly, we are continuing our current offerings to raise funds, and may seek additional avenues to raise funds. If adequate funds are not available in this or any other type of fundraising to satisfy our short-term or long-term capital requirements, we would be required to limit our operations significantly. There can be no assurance that such additional financing will be available to us on acceptable terms, or at all.

Because we have experienced operating losses since inception, it is uncertain when, if ever, we will have significant operating income or cash flow from operations sufficient to sustain operations.

We suffered net losses since our inception, specifically a net loss of $2,315,300 for the period from inception to September 30, 2006. These losses are the result of an inadequate revenue stream to compensate for our operating and overhead costs. We expect losses to continue for the foreseeable future. The size of these losses will depend in part on any future product launch, the growth in sales of our services and services and the rate of increase in our expenses. Several factors, including consumer acceptance, competitive factors and our ability to successfully develop and market our services, make it impossible to predict when or whether we will generate significant revenues or attain profitability. Consequently, we may never achieve significant revenues or profitability and, even if we do, we may not sustain or increase profitability on a quarterly or an annual basis in the future. Our ability to continue in business could be jeopardized if we are not able to achieve positive cash flow or profitability or if we are not able to obtain any necessary financing in the future on satisfactory terms.

Because we are in the early stages of developing our interpretation services, we may never generate any revenue to sustain our business.

Our success highly depends upon the successful development of our broadband video language interpretation network, and presumably thereafter upon the continued development and timely introduction of new services and new models containing additional features at attractive price points. The success of our initial and future video language interpretation service depends on a number of factors, including, but not limited to, strategic allocation of our limited financial and technical resources, accurate forecasting of consumer demand, and timely completion of product development and introduction to market and market and industry acceptance of our initial and future video language interpretation service services. Most of our planned product and feature introductions are still in the early stages of development and will require substantial engineering and technical resources to market broadly. The success of some of our planned services may also require industry acceptance of our proprietary technologies or the adaptation of our services and technologies to accommodate the use of existing industry-accepted technologies. If we fail to fully develop and market our initial and future services and features, we may not be able to sustain our business.

Because we do not have the financial resources to pay off debt to a shareholder of our company, we may be forced out of business and you may lose your entire investment

We have entered into a series of convertible promissory notes with Mr. Edward Panos, a shareholder of our company. These convertible notes were issued at different times, have different exercise prices attached, and total $543,000 with interest at ten percent. Although we recently negotiated maturity dates on three convertible promissory notes totaling $150,000, a $93,000 convertible note is callable on demand. This means that Mr. Panos is able to demand a significant amount of money from our company at any time.

We are currently unable to pay these debts with our current financial resources. Although there is no written obligation requiring him to do so, Mr. Panos does not intend to demand repayment until our company is in a position to do so without harming business operations. This means that he only intends to demand repayment when we are profitable and cash-flow positive in operating activities. However, if we are unable to reach that stage of financial success, we may have to raise money to pay off the notes or face legal consequences attendant to the nonpayment of debt, including litigation and foreclosure on our assets. There can be no assurance that such additional financing, when and if necessary, will be available to us on acceptable terms, or at all. If we are unable to pay off the notes, or if our business suffers from funding the note instead of our operations, we may go out of business and investors will lose their entire investment.

Because we rely on various third parties to accomplish our business plan, our business could encounter significant operational hazards that may negatively affect our business.

Our operations will depend on a number of third parties. We will have limited control over these third parties. We plan on hiring a third party sales force. There can be no assurance, however, that this sales force will be successful in implementing our marketing and distribution strategy. Moreover, we intend to rely on third party manufacturers to assist in the development of our proposed personal video language interpretation hardware and software. We have not yet entered into any definitive agreement with a third party manufacturer nor have we even definitively determined who this manufacturer will be. We cannot be sure that our third party contractors will perform their obligations as expected or that any revenue, cost savings or other benefits will be derived from the efforts of these parties. If any of our third party contractors breaches or terminates its agreement with us or otherwise fails to perform its obligations in a timely manner, we may be delayed or prevented from launching or marketing our services. If our relationships with these parties are non-exclusive, they may also support services that compete directly with ours, or offer similar or greater support to our competitors. Any of these events could require us to undertake unforeseen additional responsibilities or devote additional resources to commercialize our services. This outcome would harm our ability to achieve market acceptance and brand recognition and otherwise compete effectively.

RISKS RELATED TO OUR BUSINESS MODEL

Because we plan to conduct our manufacturing outside of the United States, we may be subject to a number of risks that could negatively impact our business.

We expect that some of our video language interpretation hardware and software will be manufactured, assembled and tested by independent third parties in the Far East, possibly in China, Taiwan or South Korea. We expect to identify and select a manufacturer by the fourth quarter of 2007. Because of our expected international operations and relationships and our expected reliance on foreign third-party manufacturing, assembly and testing operations, we are subject to the risks of conducting business outside of the United States, including:

à	changes in political and strategic relations between the U.S. and the countries in which we do business;
à
changes in a specific country or region's political or economic conditions, particularly in the current difficult situation in the Korean peninsula and the on-going tension between the Republic of China and Taiwan;

à	trade protection measures and import or export licensing requirements;
à	potentially negative consequences from changes in tax laws and difficulty in managing widespread sales and manufacturing operations;
à	less effective protection of intellectual property;
à	general economic or capital market conditions affecting the demand for language interpretation or other products or services;
à	competition based on pricing and other factors;
à	fluctuations in the cost of personnel, broadband services, hardware and utilities;
à	fluctuations in foreign currency rates;
à	changes in air and ground delivery costs and postal rates and postal regulations;
à	our ability to integrate the operations of future acquisitions into our operations;
à	the financial condition of our clients;
à	our ability to continue to obtain improved operating efficiencies;
à	our ability to continue to develop new and improved services for our clients;
à
changes in the rules and regulations to which we are subject and the cost of complying with these rules and regulations, including telecommunication, environmental and health and welfare benefit regulations;

à	changes in the rules and regulations to which our clients are subject, including, JACHO and HIPAA as well as new state and local legislation;
à
changes in the implementation of the Sarbanes-Oxley Act of 2002, which may result in decreased capital markets activity as issuers weigh enhanced liabilities against the benefits of conducting securities offerings;

à	the effects of war or acts of terrorism affecting the telecommunications infrastructure and overall business climate; and

à	natural events and acts of God such as hurricanes, earthquakes, fires or floods.

Any adverse change in any of the matters described above or any other adverse international developments could materially adversely affect our business, results of operations and financial condition.

Because our services may not be accepted in the marketplace, our business may fail.

Our success highly depends upon our achieving broad market acceptance of the services we plan to market. Market acceptance requires, among other things, that we:

à	educate companies and LEP consumers on the benefits of our services;
à	commit a substantial amount of human and financial resources to secure strategic; partnerships and otherwise support the distribution of our services;
à	develop our own sales, marketing and support activities; and
à	establish a sufficient number of locations of companies to utilize our services.

There can be no assurance that we will be able to achieve any or all of these objectives and thus obtain sufficient acceptance of our services to achieve profitable operations. Consumers may perceive little or no benefit from our services - or prefer to have a live interpreter. Additionally, companies may not value and may be unwilling to pay for our services. We also do not have an established brand image, nor do we expect to spend significant marketing expenses to build and promote a brand image. If our services do not achieve market acceptance, we may not be able to continue operating our business.

Because there are rapid technological changes in the markets we intend to enter into, our services could become less competitive or obsolete, which would negatively affect our business and result of operations.

We operate in a highly technological industry segment that is subject to rapid and frequent technology and market demand changes. These changes can often quickly render existing technologies obsolete. We expect future technology will be superior to technology that we (and others) now have. Our success depends on our ability to assimilate new technologies in our services and to properly train sales staff, distributors and resellers in the use of those services. The success of our future services depends on several factors, including proper new product definition, product cost, timely completion and introduction of future services, differentiation of future services from those of our competitors and market acceptance of these services. Additionally, properly addressing the complexities associated with video system compatibility, sales training, technical and sales support as well as field support is also factors that may affect our success in this market. Further, the shift of communications to IP-based wireless technologies over time may require us to add new sales staff, distributors and resellers and gain new core technological competencies. There can be no assurance that any such future advances or the development of new or competitive services by others will not render our services less competitive or obsolete. Furthermore, we may not identify successful new product opportunities and develop and bring new services to market in a timely manner.

Additionally, we cannot assure that competing technologies developed by others will not render the services we develop or our current technologies obsolete or noncompetitive. The failure of our new product development efforts and any inability to service or maintain the necessary third-party interoperability requirements would harm our business and results of operations.

Moreover, obsolescence can require write-downs in inventory value when the recorded value of existing inventory is determined to be greater than its fair market value. The level of our product inventory may be deemed excessive or obsolete and we may have to write down much or all of such inventory, which could adversely affect our profitability and our ability to provide a return to investors.

Because the hardware and software components of our services may experience defects or errors in their development, our reputation and our ability to attract customers may be adversely affected.

Services and systems as complex as those that we are developing often contain errors or defects, particularly when first introduced and when new versions or enhancements are released. There can be no assurance that, despite testing, the hardware and software components underlying our services will be devoid of defects and errors. Any defects or errors could result in damage to our reputation, the loss of sales, a diversion of our product development resources, or a delay in market acceptance and thereby materially adversely affect our business, operating results and financial condition. Furthermore, there can be no assurance that our services will meet all of the expectations and demands of our customers. The failure of our services to perform to customer expectations could also give rise to warranty claims. Any of these claims, even if not meritorious, could result in costly litigation or divert management's attention and resources. We currently do not have any insurance to cover this contingency. Any general liability insurance that we may carry could be insufficient to protect us from all liability that may be imposed under any asserted claims. This liability could negatively harm our image and our financial condition resulting in a loss to our investors.

If we do not keep pace with our competitors and with market changes, our products may become obsolete and our business may suffer.

We face significant competition in the markets in which we intend to offer our services from competitors that offer high quality services. In addition, management expects that new competitors will attempt to enter the market and that existing competitors will improve the performance of their current services or introduce new services or new technologies that provide improved characteristics and performance. New product introductions by our competitors could cause a significant decline in sales or loss of market acceptance of our existing services and any services we develop in the future. We expect that most of our competitors will be well established, better known and significantly larger than we are with substantially greater technical, manufacturing, marketing and financial resources. The greater resources of many of our competitors may permit them to respond more rapidly to changes in technology than we can. Our ability to compete in the market will depend upon a number of factors including the success of our marketing efforts and our continued ability to secure and maintain ongoing relationships with other companies in the industry that provide or support services we offer. We have reduced prices in the past in order to expand the market for our services, and in the future, we may further reduce prices or introduce new services that carry lower margins in order to expand the market or stimulate demand for our services. For instance, we have reduced prices with the Ohio State Medical Center and its satellite campus locations as they have brought more interpretation volume to us. We have recently offered a lower price per minute versus our standard price for the first few months of activation with new customers. Any of these actions could have an adverse impact on our product margins and profitability.

Because our interpreters may misinterpret to the detriment of patients and other consumers of our services, potential product liability claims could adversely affect our future earnings and financial condition.

We face an inherent business risk of exposure to product liability claims in the use of our interpretation services. Because our services involve human interaction in live cases of medical emergency, there is a risk of misinterpretation that could prove harmful. As a result, we may incur significant product liability exposure. We may not be able to maintain adequate levels of insurance at reasonable cost and/or reasonable terms. At this present time, we do not maintain any insurance to cover these potential claims. In the event we decide to obtain insurance coverage, excessive insurance costs or uninsured claims would add to our future operating expenses and adversely affect our financial condition.

In order to reduce the risk of misinterpretation, we have uniform processes that include the manner in which we answer a call and the attention to detail in interpreting the language(s) required in any call so we provide an accurate explanation of the words of the patient/customer and the healthcare provider are using. We also seek to hire interpreters who are culturally competent. These are people who are part of the fabric of their particular ethnic community. They are involved in worship groups, or non-profit organizations. They know local business entrepreneurs who are interested in seeing members of their community better served. Our qualifying of an interpreter is set to a high standard using testing provided by a third party, Pacific Interpreters. Only those receiving a Superior or Good rating are invited to participate in our internal training program. Participation in training is not a guarantee of employment. Each candidate must pass testing and interpretation related instruction in ethics and methodologies that are rigorous. Once trained, they are mentored and then continuing education is provided on a systematic basis every month.

Despite the measures that we take to reduce the likelihood of misinterpretation, our system relies on human processes and judgments that include a degree of fallibility that cannot be completed mitigated. As such, our future earnings and financial condition could be adversely affected with misinterpretation liability claims.

If we are unable to properly protect our proprietary information, technology and expertise, our business could be seriously harmed.

We may apply for various other U.S. and foreign patents relating to our video technology systems, some of which may not be granted. We have not obtained any copyrights, patents or trademarks in respect of our technologies and methods to date. There can be no assurance that our measures to protect our intellectual property will be successful, that we will be granted any patents in the future, or that any patents that have been or may be granted will be of value to us. In the absence of meaningful intellectual property protection, we may be vulnerable to competitors who could lawfully attempt to develop similar services or duplicate our services. Moreover, there can be no assurance that other competitors may not independently develop the same or similar technology or gain access to our intellectual property rights, disclose such technology in their patent application or design around our patents. In addition, we cannot assure you that any patent or registered trademark owned by us will not be invalidated, circumvented or challenged in the U.S. or foreign countries or that the rights granted thereunder will provide competitive advantages to us or that any of our pending or future patent applications will be issued with the scope of the claims sought by us, if at all. While we believe that we have all rights necessary to market and sell our services without infringement of intellectual property rights held by others, there can be no assurance that such conflicting rights do not exist. Litigation may be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity of and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity.

Because our management does not have any significant training and/or experience in interpretation services, our financial success could suffer irreparable harm as a result of their decisions and choices.

Our management does not have any significant training or experience in providing interpretation services. With no direct training or experience in this area, our management may not be fully aware of many of the specific requirements related to working within this industry. Our management’s decisions and choices may fail to take into account standard approaches other companies in the industry commonly utilize. Consequently, our operations, earnings, and ultimate financial success could suffer irreparable harm due to management’s lack of experience in this industry.

If we are unable to attract and retain qualified personnel, our business will suffer.

Our Chief Executive Officer, Richard Fitzpatrick, was recently terminated. The loss of key personnel or consultants like Mr. Fitzpatrick or the inability of any of them to devote sufficient attention to our operations, could materially adversely affect our results of operation and the future development of our business. No member of management has entered into an employment agreement or covenant not to compete agreement with us. Consequently any member of management could terminate his or her employment relationship with us at any time for any reason. Moreover, we do not maintain key person life insurance on any member of management. In addition, there can be no assurance that the current level of management is sufficient to perform all responsibilities necessary or beneficial for management to perform, or that we would be able to hire additional, qualified management personnel to perform such responsibilities. Our success may depend, in large part, on our ability to retain and attract highly qualified, management-level personnel. Our success in attracting these persons will depend on many factors, including the ability to provide them with competitive compensation arrangements, equity participation and other benefits. There is no assurance that we will be successful in attracting or retaining highly qualified individuals in key management positions. Our failure to do so will negatively affect our ability to properly direct our operations and could result in a loss of investment for investors.

Because there are limitations on claims against our officers and directors and we are obligated to indemnify these persons, we may not be able to recover losses they may cause.

The laws of the State of Nevada applicable to corporations organized thereunder provide that a corporation may limit the liability of its directors to the corporation and its shareholders. Our Certificate of Incorporation has limited our directors' liability to the fullest extent permitted by applicable law. Moreover, our bylaws provide that we may indemnify each director, officer, agent and/or employee to the extent required or permitted by the laws of the State of Nevada, if the individual is eligible as provided thereby. Further, we may purchase and maintain insurance on behalf of any such individuals whether or not we have the obligation or ability to indemnify them against the type of liability for which such insurance may be acquired. Consequently, we could bear substantial losses as a result of the actions of our officers, directors, agents and employees and we could be prevented from recovering such losses from such persons. The U.S. Securities and Exchange Commission (the "Commission") maintains that indemnification for liabilities arising under the Securities Exchange Act of 1933 (the "Act") is against the public policy expressed in the Act and is therefore unenforceable.

If our company expands its business, we may be unable to manage growth effectively and our business may suffer.

If rapid growth were to occur in the operation of our business, it could place a significant strain on our management, operational and financial resources. To manage any significant growth of our operations, we will be required to undertake the following successfully:

à
We will need to improve our operational and financial systems, procedures and controls to support our expected growth and any inability to do so will adversely impact our ability to grow our business. Our current and planned systems, procedures and controls may not be adequate to support our future operations and expected growth. Delays or problems associated with any improvement or expansion of our operational systems and controls could adversely impact our relationships with customers and harm our reputation and brand;

à
We will need to attract and retain qualified personnel, and any failure to do so may impair our ability to offer new services or grow our business. Our success will depend on our ability to attract, retain and motivate managerial, technical, marketing, administrative, and customer support personnel. Competition for such employees is intense, and we may be unable to successfully attract, integrate or retain sufficiently qualified personnel. If we are unable to hire, train, retain or manage the necessary personnel, we may be unable to successfully introduce new services or otherwise implement our business strategy;

à
We will need to provide acceptable customer support and any inability to do so will impair our ability to develop consumer acceptance of our services. We expect that some of our customers will require significant support when evaluating and using our services. We do not have experience with widespread deployment of our services and services to a diverse customer base and in the future we may not have adequate personnel to provide the levels of support that our customers will require. Our failure to provide adequate customer support for our services or services will damage our reputation in the marketplace and strain our relationships with customers and strategic partners. This could prevent us from gaining new or retaining existing customers and could harm our reputation and brand.

If we are unable to manage growth effectively, our business, results of operations and financial condition could be materially adversely affected.

RISKS RELATED TO OUR SECURITIES

Because we do not intend to pay any dividends on our common stock, investors seeking dividend income or liquidity should not purchase shares of our common stock.

The holders of our common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available. We have paid no cash dividends to date and the Board of Directors does not intend to declare any dividends in the foreseeable future, but instead intends to retain all earnings, if any, for use in our business operations.

Because we are quoted on Pink Sheets instead of an exchange or national quotation system, our investors may have a tougher time selling their stock or experience negative volatility on the market price of our stock.

Our common stock is traded on the Pink Sheets. The Pink Sheets are often highly illiquid, in part because it does not have a national quotation system by which potential investors can follow the market price of shares except through information received and generated by a limited number of broker-dealers that make markets in particular stocks. There is a greater chance of volatility for securities that trade on the Pink Sheets as compared to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available price quotations, the absence of consistent administrative supervision of bid and ask quotations, lower trading volume, and market conditions. Investors in our common stock may experience high fluctuations in the market price and volume of the trading market for our securities. These fluctuations, when they occur, have a negative effect on the market price for our securities. Accordingly, our stockholders may not be able to realize a fair price from their shares when they determine to sell them or may have to hold them for a substantial period of time until the market for our common stock improves.

Because we will be subject to the “Penny Stock” rules once our shares are quoted on the over-the-counter bulletin board, the level of trading activity in our stock may be reduced.

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on some national securities exchanges or quoted on NASDAQ). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, broker-dealers who sell these securities to persons other than established customers and "accredited investors" must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security subject to the penny stock rules, and investors in our common stock may find it difficult to sell their shares.

If our shares are quoted on the over-the-counter bulletin board, we will be required to remain current in our filings with the SEC and our securities will not be eligible for quotation if we are not current in our filings with the SEC.

We intend to apply for quotation on the over-the-counter bulletin board following our voluntary submittal to the 1934 Securities and Exchange Act. In the event that our shares are quoted on the over-the-counter bulletin board, we will be required to remain current in our filings with the SEC in order for shares of our common stock to be eligible for quotation on the over-the-counter bulletin board. In the event that we become delinquent in our required filings with the SEC, quotation of our common stock will be terminated following a 30 or 60 day grace period if we do not make our required filing during that time. If our shares are not eligible for quotation on the over-the-counter bulletin board, investors in our common stock may find it difficult to sell their shares.

Because we voluntarily submitted our registration statement under Section 12(g) of the 1934 Securities and Exchange Act, and maintain less than 300 shareholders of record, we may voluntarily terminate reporting requirements and deny you the benefits of significant information required under the reporting requirements of the 1934 Securities and Exchange Act.

We voluntarily filed our registration statement under Section 12(g) of the 1934 Securities and Exchange Act (the “Exchange Act”). The reporting requirements set forth under the Exchange Act are rigorous and require us to provide the public significant information about our company, including financial statements, business direction, management compensation, proxy materials and other information. After effectiveness of our registration statement and provided we meet the requirements of Rule 12g-4 of the Exchange Act, we may voluntarily terminate our reporting requirements. Rule 12g-4 permits us to terminate reporting requirements if we have less than 300 shareholders. As of September 27, 2006, we had 116 shareholders of record. As such, if we decide to terminate our reporting requirements under the Exchange Act, you will no longer receive the significant information provided under the Exchange Act for the public’s benefit.

Item 2. Plan of Operation

Forward-Looking Statements

Historical results and trends should not be taken as indicative of future operations. Management’s statements contained in this report that are not historical facts are forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “prospects,” or similar expressions. The Company’s ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse affect on the operations and future prospects of the Company on a consolidated basis include, but are not limited to: changes in economic conditions, legislative/regulatory changes, availability of capital, interest rates, competition, and generally accepted accounting principles. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Plan of Operation

During the next twelve months, we will require significant additional capital to increase our business infrastructure including costs of operation and expansion of the Language Access Network internal call center, recruiting qualified interpreters, telecommunications infrastructure and nationwide network system via a third party provider, and additional hardware. The completion of our business plan for the next twelve months is contingent upon us obtaining additional financing. If we are unable to obtain additional financing, our business plan will be significantly delayed.

Key Elements of Our Plan

Our immediate plan is to focus on the following key elements:

▪
Concept: A well planned mix of offerings to industries that serve or are required to meet the needs of limited English proficient individuals who utilize medical, pharmacy, legal/court, branch banking, and emergency facilities.

▪	Product: Quick access via video/audio technology providing high quality resolution, delivery and cost-effective interpretation services.
▪
Service: On-demand, friendly, knowledgeable and quick customer service. Foster greater understanding between the provider and the patient and customer through a non-intrusive audio/visual interpretation methodology.

Marketing: Target market to key demographic and geographic regions with the largest populations of limited English proficient individuals. Target states include: Georgia, California, Texas, New York, Illinois, Florida, New Jersey, Arizona, Colorado, Nevada Massachusetts, Pennsylvania and the Carolinas. Focus will be on major hospital/medical centers, emergency rooms, and urban clinics. Additional direct marketing will be on the

30 major supermarket chains with their own pharmacy departments and the top twenty stand-alone drugstore chains. Additional target markets include major municipalities’ court systems, and emergency response services. We are also focused on the top twenty-five banking companies as well as the top twenty credit unions serving the largest metropolitan areas with extensive branch systems who are focused upon attracting new markets for ethnic groups and the unbanked.

▪	Management and Culture: Knowledgeable, experienced management team that will do the following:

o	Develop proof of concept, executing The Language Access Network mission and plan by maximizing geographic/demographic opportunities and product offerings.
o	Capitalize and position The Language Access Network name and service.
o	Manage costs.
o	Focus on the individual non-English speaking person/provider relationship.
o	Embrace the culture and diversity of our client base and employees encouraging personal ownership of the company and communities we serve.
o	Execute the year roll out plan.

Our immediate plan is to add to our intranet, video networking, national network system, add qualified interpreters, and establish other call centers that will provide the network’s supporting infrastructure. Our objective is to provide high-quality, mobile video language access at a competitive rate.

Our web presence (www.languageaccessnetwork.com) was developed using HTML, C and C++, software running an SQL database architecture operating on a Windows XP platform. Management anticipates additions to the website once new products and services are introduced. Currently, a secure private connection to the location of our clients is placed to provide connectivity to our private network. Our network is Cisco driven with proven security measures, to meet the highest standards of privacy and quality. All connections are monitored to ensure that quality of service and security standards are being met, end to end at all times.

Implementation of our intranet, video networking, also assures the reliability of our network by hosting the operations on LANW-owned servers and related telecommunications equipment. We anticipate, with further growth, the placement of our own servers and network equipment in a number of Internet datacenters or collocation facilities. The data centers will be managed to provide reliable networking, power, connectivity and security services. We will establish an arrangement with an independent party for backup hosting facilities to provide redundancy in the unlikely event that we encounter difficulties with our primary service center. At the present time, negotiations are underway with a primary operator/independent party that will provide this backup support. Management anticipates that the implementation of these steps to establish the reliability of our service will occur after we are able to secure additional financing. In the event that we are successful in securing additional financing, we plan to implement these steps in the next three to six months.

Quality Standards for Interpretation Services

Each LANW interpreter undergoes a rigorous hiring and training process. Prospective employees are interviewed, sent for background testing, and tested by an independent agency. Pacific Interpreters (www.pacificinterpreters.com) from Portland, Oregon administers the exam.

The Language and Interpreter Assessment follows the standards set by the American Council for Foreign Language Teaching (ACTFL) and Foreign Service Institute (FSI) by examining: bilingual language facility, interpreting skills, knowledge of interpreting, and ethics of interpreting. All candidates must achieve a “Good” or “Superior” in all four categories as well as a clear background to be eligible for hire.

Upon hire, all interpreters are trained for 53 hours on ethics, the Code of Ethics, Standards of Practice, roles, modes of interpretation, communication theory, cultural mediation, and legal aspects of interpreting. Routine testing ensures concepts are mastered. Interpreters also attend continuous training to further concepts and maintain skills, including medical terminology, cross-cultural barriers, and HIPAA compliancy. The Codes of Ethics LANW uses are from the National Council on Interpreting in Health Care (NCIHC), Registry of Interpreters for the Deaf (RID), and Bridging the Gap program. LANW reserves the right to change the testing and training process without any notice or consent of the Customer.

Plan of Operation for Marketing

The Language Access Network immediate and current business model includes expansion into allied medical markets and other industries where language interpretation is a high priority. In furtherance of this plan, during the second quarter of 2006, we partnered with Walgreens pharmacies (Central Ohio) to install MARTTI units at their prescription counters. Initial use by store staff, management and pharmacists has been well received. Customers have been delighted at the instant access to their native language and how quickly they can be served. Direct contact with major drugstore chains representing more than 65% of the market is on-going. On October 23, 2006, we partnered with Kroger Co. in the same fashion to provide video interpretation services in selected Kroger pharmacies.

We have contacted hospitals in Florida, California, Oregon, Texas, Michigan, New York, with an agreement signed on September 6, 2006 with Mercy Hospital in Miami, Florida. Under the terms of that agreement, we agreed to provide live video interpretation services in the hospital’s emergency department and in inpatient facilities. The service will allow Mercy Hospital’s medical professionals to connect to live interpreters in over 150 languages including American Sign Language (ASL) 24 hours a day. Recently, we entered into two similar services agreement with Olympia Medical Center, Los Angeles, California, in connection with the hospital’s emergency department, and the Corona Regional Medical Center, Corona, California, also in connection with that hospital’s emergency department. In each of these agreements, described above, we agreed to a term of 12 months and per minute rates for our interpretation services.

We have also begun exploring serving certain courts in central Ohio with MARTTI services; we have had discussions with Police, Fire EMT, and the Red Cross to supply MARTTI services. In the future, intend to further explore the deployment of our technology in additional vertical markets such as emergency services, branch banking, court systems, emergency response services, and in-store clinics.

Other Services Provided

Our current business model is to utilize advanced technology to provide a global video language interpretation service. We now provides a full array of different video hardware solutions to deliver real-time, on-demand interpretation for virtually every language spoken - with more than 90% of interpretations done via two-way video (audio-only is used for less common languages).

In addition, our specially-trained family of interpreters perform other value-added language services that allow hospitals, doctor's offices and clinics to improve communication and productivity through LINGO TO GO - a service that will initiate phone calls, such as appointment reminders, and process incoming calls from patients in their own language.

LINGO TO GO provides an effective means for a medical office to communicate with all who are limited English proficient - including the nation's 250,000 to 15 million Deaf or hard of hearing individuals. LINGO TO GO is a service that will both initiate and process incoming calls for clients in their own language. The service was created to allow our clients to better connect with their limited English proficient customers. LINGO TO GO can be used for delivering lab reports, appointment reminders, patient surveys, claims and billing as well as customer service.

Over the next twelve months we will add to our existing sales force and implement additional marketing efforts in order to attract additional hospitals and end users. We are in the process of negotiating joint ventures with several international companies or organizations that have previous relationships with hospitals. We have and plan to establish agreements with these companies or organizations allowing them to place us on their preferred vendor list and/or as their exclusive provider of video interpretation services. Additionally, we would negotiate placement on their website of more information about our services and links to our website. In return, we would provide the same accommodation with respect to their services. At the present time, we have entered into two agreements with companies or organizations, and we are in the midst of negotiation with many others.

We are still in the process of developing other sales and marketing efforts to attract customers. Some of these ideas include the following:

▪
Further development of relationships with hospitals, medical practitioners, emergency room third party service providers which would grant us permission to distribute brochures detailing our service and use their established networks; ;

▪	Create anchor clients in states with the highest populations of limited English proficient people;
▪
Utilize our Public Relations firms, Clary Communications of Columbus, Ohio and 5W Public Relations of New York and Los Angeles, to contact publications for the purpose of featuring articles and general publicity to further create awareness of our service and support network; and

▪	Run printed advertisements in trade and other specialist publications in the health care industry;
▪	Provide interviews for industry publications as well as offer our services as expert speakers in the value proposition of video conferencing;
▪	Qualify and hire sales representatives from targeted industries.

We regularly evaluate the effectiveness of our marketing methods, primarily by analyzing new customer statistics and tracking customer satisfaction in order to refine our ongoing marketing campaign. We use input from customer contacts to determine which marketing methods and incentives prove most effective.

We intend to hire additional employees to handle the increasing demands associated with the growth of our business when needed. Additional employees may be hired for video and audio-only interpretation, sales, marketing, technical support and website management, as well as administration.

We are seeking additional funds to purchase supplementary software, hardware, and to monitor and improve the functionality of our system. The cost of purchasing software and hardware to service our operations is estimated to be in the range of $500,000 to $1,250,000. The costs of the physical hosting of the servers and their ongoing upkeep will be handled under contract by a third-party professional hosting ("server park") organization in order to minimize our investment in expensive telecommunication lines and networks, and security equipment and related facilities.

Assuming that we are successful in raising additional financing, we anticipate that we will incur the following expenses over the next twelve months:

1.	$3,120,000 office computers, servers, internal networking and video equipment, external networking and video equipment, and VOIP video phones.
2.	$1,520,000 for Working Capital.
3.	$1,920,000 for Sales & Marketing.
4.	$1,860,000 for General & Administrative Expenses, including professional legal and accounting expenses associated with our becoming a reporting issuer under the Securities Exchange Act of 1934.

5.	$1,530,000 for Product Research and Development.
6.	$25,000 for Offering Expenses.
7.	We will be required to raise more money for this operation to succeed.

The completion of our business plan for the next twelve months is contingent upon us obtaining additional financing. As of September 30, 2006, we had cash in the amount of $128,213. We are anticipating expenditures of $9,975,000 for the next twelve months as set forth above. Therefore, we will require financing for this amount net of operating cash flows to pursue our business plan for the next twelve months. If we are unable to obtain additional financing, our business plan will be significantly delayed. Although we recently commenced equity offerings to raise $12,500,000, and received some subscriptions thereunder, we have not raised the funds necessary to finance our business plan for the next twelve months.

Results of Operations

Three and Nine Month Period Ended September 30, 2006

Revenues

Our total revenue reported for the three months ended September 30, 2006 was $6,039, a sharp decrease from $50,726 for the three months ended September 30, 2005. Our total revenue reported for the nine months ended September 30, 2006 was $20,407, also a sharp decrease from $50,726 for the nine months ended September 30, 2005. Our revenue was generated under Preciss, LLC from the initial set-up and deployment of services, which included equipment, staffing and monitoring of services. These costs were more than 80% of the services supplied during the period ending September 30, 2005. We generated less revenue in the three and nine months ended September 30, 2006 than same periods last year. The revenue is less in total terms for actual interpretation revenue because more interpretation services are being invoiced than equipment is being sold during the period ending September 30, 2006.

Cost of Goods Sold

The total cost of goods sold for the three months ended September 30, 2006 was $47,037, a decrease from $113,636 for the three months ended September 30, 2005. The total cost of goods sold decreased to $170,253 for the nine months ended September 30, 2006 from $206,969 for the nine months ended September 30, 2005. The cost of goods consists primarily of hardware video units, the mobile power units and software for the customers in addition to the same purchases for equipping the operator stations. The decrease in cost of sales is primarily attributable to fewer customers during this same period.

Gross Loss

Gross loss was $40,998 for the three months ended September 30, 2006. This is a decrease from a gross loss of $62,910 for the three months ended September 30, 2005. Gross loss was 149,846 for the nine months ended September 30, 2006. This is a decrease from a gross loss of $156,243 for the nine months ended September 30, 2005.

The decrease in gross losses for the three and nine months ended September 30, 2006 when compared to the same reporting periods in the prior fiscal year is attributable to revenues.

Operating Expenses

Operating expenses for the three months ended September 30, 2006 was $545,110, an increase from $82,512 for the three months ended September 30, 2005. Our operating expenses for the three months ended September 30, 2006 consisted of labor of $211,050 and selling, general and administrative expenses of $334,060. Our operating expenses for the three months ended September 30, 2005 consisted of labor of $25,379 and selling, general and administrative expenses of $57,133.

Operating expenses for the nine months ended September 30, 2006 was $882,066, an increase from $5362,634 for the nine months ended September 30, 2005. Our operating expenses for the nine months ended September 30, 2006 consisted of labor of $389,754 and selling, general and administrative expenses of $492,311. Our operating expenses for the nine months ended September 30, 2005 consisted of labor of $153,027 and selling, general and administrative expenses of $209,606.

Labor expenses were significantly higher in the three and nine months ended September 30, 2006 when compared to the prior fiscal year primarily a result of increased qualifying, testing, training and continuing education for interpretation staff. The increase in selling, general and administrative expenses paid is primarily attributable to increased hiring in sales, administrative and executive staff as well as national sales prospecting.

Non Operating Expenses

During the three months ended September 30, 2006, we reported non operating expenses in the amount of $145,580, compared to reporting non operating expenses in the amount of $4,404 for the same reporting period in the prior year. During the nine months ended September 30, 2006, we reported non operating expenses in the amount of $174,606, compared to reporting non operating expenses in the amount of $4,404 for the same reporting period in the prior year.

The sharp increase in non operating expenses for the three and nine months ended September 30, 2006 compared with the same periods in the prior fiscal year is attributable to an increase in depreciation and amortization expenses and the addition of broker fees and interest expenses, which did not exist in the prior fiscal year.

Net Loss

Net loss for the three months ended September 30, 2006 was $729,698, compared to net loss of $147,751 for the three months ended September 30, 2005. Net loss for the nine months ended September 30, 2006 was $1,206,452, compared to a net loss of $521,103 for the nine months ended September 30, 2005. The increase in our net loss was primarily attributable to increased operating and non operating expenses.

Fiscal Year Ended December 31, 2005

Revenues

Our total revenue for the year ended December 31, 2005 was $92,847, as compared to $0 for the year ended December 31, 2004. The significant increase in our revenue from the prior fiscal year is primary attributable to generating revenue from customers for deployment of services.

Cost of Sales

The total cost of sales for the year ended December 31, 2005 was $155,400, as compared to $0 for the year ended December 31, 2004. The cost of sales consists primarily of the cost of hiring and putting sales staff on the road to prospect for new clients.

Gross Loss

Gross loss was $62,553 for the year ended December 31, 2005, as compared to a gross loss of $0 for the same reporting period in the prior year.

Operating Expenses

We incurred total operating expenses of $760,019 for the year ended December 31, 2005, as compared to $278,429 for the year ended December 31, 2004. Our operating expenses for the year ended December 31, 2005 primarily consisted of labor of $323,752 and selling, general and administrative expenses of $436,267. Our operating expenses for the year ended December 31, 2004 primarily consisted of labor of $41,801 and selling, general and administrative expenses of $236,628.

Net Loss

Our net loss for the year ended December 31, 2005 was $824,419 and the loss for the year ended December 31, 2004 was $278,429. The increase in our net loss was primarily attributable to increased operating expenses.

Liquidity and Capital Resources

As of September 30, 2006, we had current assets of $214,440 including cash and cash equivalents in the amount of $128,213. Our total current liabilities as of September 30, 2006 were $1,030,113. As a result, we had a working capital deficit of $(815,673) as of September 30, 2006. Operating activities used $1,160,757 in cash for nine months ended

September 30, 2006. Our net loss of $1,206,452 for the nine months ended September 30, 2006 was the primary component of our negative operating cash flow. Investing activities during the nine months ended September 30, 2006 used $58,827 for fixed assets. Net cash flows provided by financing activities during the nine months ended September 30, 2006 was $1,322,123. We received $462,500 cash proceeds from net change in convertible notes payable, $807,714 cash proceeds from net change in common stock and additional paid in capital, and $54,909 change in accrued interest on convertible notes payable.

The revenue we currently generate does not exceed our operating expenses. As a result, we need additional financing in order to sustain our business operations. We anticipate the need to raise significant capital through the sale of equity securities on a private or public basis in order to sustain operations. We intend to fund operations over the next twelve months through a combination of small revenues derived from our interpretation services and debt and/or equity financing arrangements, which may be insufficient to fund our capital expenditures, working capital or other cash requirements for the next twelve months. The completion of our business plan for the next 12 months is contingent upon us obtaining additional financing.

Off Balance Sheet Arrangements

As of September 30, 2006, there were no off balance sheet arrangements.

Going Concern

As shown in our financial statements, we have incurred a net loss of $2,315,300 for the period from inception to September 30, 2006 and $729,698 and $1,206,452 for the three and nine month periods ending September 30, 2006. Sales for the same periods were $113,254 since inception and $20,407 and $6,039 for the three and nine month periods in 2006, respectively. The future of our company is dependent upon our ability to obtain financing and upon future profitable operations from the development of our business opportunities. Management has plans to seek additional capital through a private placement and public offering of its common stock. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event we cannot continue in existence.

Critical Accounting Policies

Statement of Financial Accounting Standards No. 7 “According and Reporting by Development-Stage Enterprises”.

Trade receivables
Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis.

Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition and credit history, and current economic conditions. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

Property, plant and equipment
Property, plant and equipment are stated at the lower of cost or estimated net recoverable amount. The cost of property, plant and equipment is depreciated using the straight-line method based on the lesser of the estimated useful lives of the assets or the lease term based on the following life expectancy:

Computer equipment	5 years
Vehicles	5 years
Office furniture and fixtures	7 years

Repairs and maintenance expenditures are charged to operations as incurred. Major improvements and replacements, which extend the useful life of an asset, are capitalized and depreciated over the remaining estimated useful life of the asset. When assets are retired or sold, the costs and related accumulated depreciation and amortization are eliminated and any resulting gain or loss is reflected in operations.

Revenue recognition policy
Interpretation support services revenue is recognized as the services are provided. Revenue from service contracts is recorded as deferred revenue and subsequently recognized over the term of the contract or when the service is completed. Revenue from product sales is recognized when shipped, FOB shipping point. Shipping and handling charges billed to customers are included in net sales, and shipping and handling costs incurred by the Company are included in cost of goods sold.

Revenue recognition policy

Revenue from product sales is recognized when shipped, FOB shipping point. Shipping and handling charges billed to customers are included in net sales, and shipping and handling costs incurred by the Company are included in cost of goods sold. Revenue from service contracts is recorded as deferred revenue and subsequently recognized over the term of the contract or when the service is completed.

Recently Issued Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (“SFAS No. 123(R)”), Share-Based Payment, which replaced SFAS No. 123, Accounting for Stock-Based Compensation, and superseded Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. During the year ended December 31, 2005, the Company had no share-based payments.

In April 2005, the Securities Exchange Commission (“SEC”) amended Rule 401(a) of Regulation S-X to delay the effective date for compliance with SFAS No. 123(R). Based on the amended rule, we are required to adopt SFAS No. 123(R) beginning with our fiscal 2007. The Company has evaluated the requirements of SFAS No. 123(R) and will adopt SFAS No. 123(R) immediately. Because there have been no share-based payments to date, the Company will have no impact on earnings per share from the adoption of SFAS No. 123(R). In future periods where share-based payments are made, the Company will record compensation expense for all unvested stock option and restricted stock awards as required by SFAS 123(R).

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”(“FSP 115-1”), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods beginning after December 15, 2005. The adoption of FSP 115-1 will have no material impact on its consolidated results of operations and financial condition.

Item 3. Description of Property

The Company’s corporate offices are presently located at 3273 E. Warm Springs, Las Vegas, Nevada 89120. Our operational center is in the company's 6,000+ square foot offices located on the ground floor of 111 West Rich Street in downtown Columbus, Ohio. The language center houses 40 high tech language cubicles equipped with Polycom VSX 3000 video conferencing systems, Cisco 7960 Voice over IP telephones and computers running Polycom MGC video management software allowing for a seamless connection between hospital and our center. Plans are being developed to add additional, digitally-linked language centers on both the east and west coasts of the U.S.

While limited in size, our present corporate office provides facilities suited to existing corporate development and marketing planning functions. As we grow, new premises will be required in order to provide the additional facilities needed for the implementation of our business plan and the commencement of ongoing technical operations functions. We do not plan to purchase and own any real estate at the present time.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of September 27, 2006, the beneficial ownership of our common stock by each executive officer and director, by each person known by us to beneficially own more than 5% of the our common stock and by the executive officers and directors as a group. As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have "beneficial ownership" of any security that such person has the right to acquire within 60 days after such date.

Title of class	Name and address of beneficial owner	Amount of beneficial ownership	Percent of class(1)
Executive Officers & Directors:
Common	Andrew Panos(2) 111 W. Rich Street, Suite 150 Columbus, Ohio 43215	3,022,200	14.6%
Common	Laurence Sturtz(3) 3421 Pointe Creek Ct. #106 Bonita Springs, FL 34134	1,403,320	6.9%
Common	James Schilling(4) 20455 S. South End Road Oregon City, OR 97045	1,454,440	7.3%
Common	Dr. John Perez(5) 111 W. Rich Street, Suite 150 Columbus, Ohio 43215	356,440	1.7%
Common	Steven D. Fellows 10267 Songsparrow Ct. Las Vegas, NV 89135	25,000	Less than 1%
Common	Michael Guirlinger(6) 10295 Braemar Drive Powell, OH 43065	704,440	3.5%
Common	Dr. Val Warhaft(7) 111 N. Sepulveda Blvd. Ste. 210 Manhattan Beach, CA 90266	284,440	1.4%
Total of All Directors and Executive Officers:		7,250,280	32.7%
More Than 5% Beneficial Owners:
Common	Richard Fitzpatrick 100 W. Cypress Dr., Henderson, NV USA 89015	1,325,000	6.7%
Risk Capital Management LLC(8) 1350 East Flaming Rd. Suite 228 Las Vegas Nevada USA 89119	8,700,000	44.2%

Edward F. Panos(9) 1350 E. Flamingo Road, #77 Las Vegas, NV 89119	16,255,000	46.0%

(1)
The percentage shown is based on denominator of 19,651,730 shares of common stock issued and outstanding for the company as of September 27, 2006, plus the particular beneficial owner’s right to acquire common stock exercisable within 60 days.

(2)
Included in the calculation of beneficial ownership for Mr. Andrew Panos are 2,000,000 shares of common stock and options to purchase 1,022,200 shares of common stock that are exercisable within 60 days.

(3)
Included in the calculation of beneficial ownership for Mr. Laurence Sturtz are 790,000 shares of common stock and options to purchase 613,320 shares of common stock that are exercisable within 60 days.

(4)
Included in the calculation of beneficial ownership for Mr. James Shilling are 1,250,000 shares of common stock and options to purchase 204,440 shares of common stock that are exercisable within 60 days. Mr. Shilling disclaims beneficial ownership over 250,000 shares of common stock held by his spouse.

(5)	Included in the calculation of beneficial ownership for Dr. John Perez are 152,000 shares of common stock and options to purchase 204,440 shares of common stock that are exercisable within 60 days.
(6)
Included in the calculation of beneficial ownership for Mr. Michael Guirlinger are 500,000 shares of common stock and options to purchase 204,440 shares of common stock that are exercisable within 60 days.

(7)
Included in the calculation of beneficial ownership for Dr. Val M. Warhaft are 80,000 shares of common stock held by Val Max Warhaft IRA and options to purchase 204,440 shares of common stock that are exercisable within 60 days.

(8)	The sole beneficial owner of Risk Capital Management LLC is Roderick Hall Risk. In addition, Mr. Risk owns 597,000 shares of stock that are registered in his name.
(9)
Included in the calculation of beneficial ownership for Mr. Edward F. Panos are 78,000 shares of common stock and $150,000 in convertible notes that may be converted at an exercise price of $0.01 per share into 15,000,000 shares of common stock within 60 days. Mr. Panos is also the indirect beneficial owner of 505,000 shares of common stock held by Panos Industries, LLC and convertible notes held by the same company as follows: $93,000 in convertible notes that may be converted at an exercise price of $0.25 per share into 372,000 shares of common stock within 60 days; and $300,000 in convertible notes that may be converted at an exercise price of $2.00 per share into 150,000 shares of common stock within 60 days. Mr. Panos is also the indirect beneficial owner of warrants held by Panos Industries, LLC to purchase 150,000 shares of common stock at $3.00 per share within 60 days.

Item 5. Directors, Executive Officers, Promoters and Control Persons

The following information sets forth the names of our current directors and executive officers, their ages and present positions with us as of September 30, 2006.

Name	Age	Office(s) Held
Michael Guirlinger	58	Chief Executive Officer
Andrew Panos	42	President
Steven D. Fellows	42	Treasurer and Chief Financial Officer
Laurence E. Sturtz	63	Chairman of the Board and Directors

James Schilling	47	Director
Dr. John “Jack” Perez	63	Director
Dr. Val Warhaft	55	Director
Dr. James Ginter	61	Director

Set forth below is a brief description of the background and business experience of each of our current executive officers and directors.

Michael Guirlinger - Each of the last five years until joining our company, Mr. Guirlinger was employed as a Managing Director for Profit Technologies Corporation, a privately held company in Davidson, North Carolina, which offered consulting services to the financial/corporation market.  Mr. Guirlinger joined the Board of Speedemissions, a publicly traded company located in Tyrone (Atlanta), Georgia in September, 2006. Speedemissions trades on the OTC BB.

Andrew Panos. Mr. Panos has over 20 years in the marketing, sales and advertising fields. Andy has been account executive for companies in Montana, South Dakota, and Ohio, before starting PeeblesPanos Marketing and Design, and creating his own marketing firm; Cahan Creative. Under his ownership and leadership, he helped create, market, and design sales and marketing materials for Fortune 500 companies such as: Bank One, The Limited, The Scotts Company and American Electric Power.

Steven D. Fellows. Mr. Fellows has been retained to serve as Chief Financial Officer for TLAN.  Mr. Fellows is a Certified Public Accountant who since 1998, has served as Chief Financial Officer for publicly traded companies both in Dallas, Texas and Las Vegas, Nevada.  Prior to serving as a Chief Financial Officer, he served as a manager in the San Francisco, California office of Arthur Andersen, LLP where he oversaw the audits of several publicly held companies, including Fortune 500 businesses.  Mr. Fellows also speaks fluent Korean and holds a Masters of Accountancy from Brigham Young University in Provo, Utah.

Laurence Sturtz - Mr. Sturtz was a practicing attorney from 1967 to May 2002. He retired due to health issues in May, 2002. Mr. Sturtz joined the Board of Directors of Adcare, Inc. in late 2004. He also joined the Board of Directors of our company in December, 2005 and became our Chairman in May of 2006. Mr. Sturtz currently serves on both boards.

James Schilling - Mr. Schilling owns and operates a DBA named West Coast Consulting out of Portland, Oregon, providing investor relations services of all kinds to private as well as publicly traded companies in North America. He has been doing this since 1990. He is also a Series 7 Registered Representative License for the Stock Brokerage industry, having last worked with First Securities Northwest out of Milwaukie, Oregon until February 22, 2005. He has held this license for over 20 years since first issued in 1985. The license has always been in good standing with no infractions and or inquiries whatsoever.

Jack Perez - Mr. Perez is a Member of the Board of Managers of American Kidney Stone Management its’ Executive Committee, Compensation Committee and Cost Management Committee. AKSM is one of the largest companies providing lithotripsy, laser and other high tech medical services to urologists, surgery centers and hospitals in the U.S. Mr. Perez is a retired urologist and is currently involved in income producing housing and land in various areas of the country - especially Colorado, Arizona, Columbus, Ohio and Southwest Florida.

Dr. Val Warhaft - Dr. Warhaft currently serves as Chief Medical Officer and is one of three partners in Emergent Medical Associates (EMA) with offices in Manhattan Beach, California. Dr. Warhaft’s core activities for this position are business development and strategic planning. EMA provides professional management and services to 11 hospitals in the Southern California region, staffing and managing high volume emergency departments. Dr. Warhaft authored a business plan to launch a sister company three years ago called Emergent Management Services Organization which exports management to emergency departments servicing over 100,000 visits a year. He serves as Chief Executive Officer of the Emergent Management Services Organizaiton. He responds and authors RFP responses and negotiates contract relationships for hospitals, medical plans and medical groups. Dr. Warhaft also founded and participated in research and development of Bio Nutritional Research located in Irvine, California. The company’s primary business is development, manufacturing and distribution of nutritional supplements.

Dr. James Ginter - Dr. Ginter was recently appointed to the Board of Directors. He was appointed Professor Emeritus at the Ohio State University in June, 2003. Prior to that time, he served as the Dean’s distinguished Professor in the marketing faculty of the Max M. Fisher College of Business. Professor Ginter joined the OSU faculty in 1972 after receiving his Ph.D from Purdue University, where he also received the Bachelor of Science in Electrical Engineering and Master of Science in Industrial Administration degrees. Professor Ginter’s research program has focused on strategic management and on the theoretical development and application of quantitative models for management decisions. He has presented his research throughout the United States, in Europe, and in Australia. Professor Ginter’s graduate teaching activities have included strategy formulation, marketing strategy, marketing management, marketing models, multivariate statistics, business statistics, and marketing research. He has taught undergraduate courses in marketing management, marketing research and business statistics. He received the College of Business Outstanding Graduate Teaching Award in 1984, 1989 and 2004 and was selected as the Outstanding MBA Elective Course Professor in 2003. Professor Ginter has served as a consultant to several organizations on a wide variety of research and management problems. More recently, he has worked with a number of corporations in the development of strategic plans, evaluation and negotiation of acquisitions, and performance evaluation. For ten years he served as a Director of Medex, Inc. (NASDAQ), and he chaired the executive committee of that $100 million producer of medical equipment. Medex was selected by Forbes as “One of the 200 best small companies in the U.S.” Professor Ginter also has served on the boards of Sensotec, Inc. Portman Equipment Company, Prospect Bank, Sky Bank, The Shepherd Color Company, the Shepherd Color

 Company, The Shepherd Chemical Company, Advanced Biological Marketing, Lutheran Social Services of Central Ohio, Retail Forward and Utilivation.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual meeting of our shareholders or until removed from office in accordance with our bylaws.

Our executive officers are appointed by our board of directors and hold office until removed by the board.

Significant Employees

We have no significant employees other than our officers and directors.

Family Relationships

There are no family relationships between or among the directors, executive officers or persons nominated or chosen by us to become directors or executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, during the past five years, none of the following occurred with respect to a present or former director, executive officer, or employee: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Audit Committee

We do not have a separately-designated standing audit committee. The entire board of directors performs the functions of an audit committee, but no written charter governs the actions of the board of directors when performing the functions of what would generally be performed by an audit committee. The board of directors approves the selection of our independent accountants and meets and interacts with the independent accountants to discuss issues related to financial reporting. In addition, the board of directors reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants our annual operating results, considers the adequacy of our internal accounting procedures and considers other auditing and accounting matters including fees to be paid to the independent auditor and the performance of the independent auditor.

We do not have an audit committee financial expert because of the size of our company and our board of directors at this time. We believe that we do not require an audit committee financial expert and retain outside consultants who possess these attributes as needed.

For the fiscal year ending December 31, 2005, the board of directors:

1.	Reviewed and discussed the audited financial statements with management, and

2.	Reviewed and discussed the written disclosures and the letter from our independent auditors on the matters relating to the auditor's independence.

Based upon the board of directors’ review and discussion of the matters above, the board of directors authorized inclusion of the audited financial statements for the year ended December 31, 2005 to be included in this Annual Report on Form 10SB and filed with the Securities and Exchange Commission.

Item 6. Executive Compensation

The table below summarizes all compensation awarded to, earned by, or paid to our current executive officers for each of the last three completed fiscal years.

Officers
		Annual Compensation				Long Term Compensation
Name	Title	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awarded ($)	Options/ SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Michael Guirlinger	CEO/COO	2005 2004 2003	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0
Richard Fitzpatrick	Former CEO	2005 2004 2003	0 0 0	0 0 0	0 0 0	0 3,000,000 0	0 0 0	0 0 0	0 0 0
Andrew Panos	President, former CMO	2005 2004 2003	96,000 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0
Steven Fellows	CFO, Treasurer	2005 2004 2003	15,000 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0

Summary of Options Grants

We did not grant any stock options during the year ended December 31, 2005 to any of our named executive officers.

Compensation to Directors

Non-employee directors were awarded stock options for their services in fiscal year ended December 31, 2005. The only director to receive these options during that period was Laurence Sturtz, our Chairman of the Board of Directors. The following table includes information concerning the compensation of directors for the fiscal year completed December 31, 2005.

Director Compensation
Name	Fees Earner or Paid in Cash	Stock Awards ($)	Option Awards ($)	Bonus ($)	Non-Equity Incentive Plan Compensation	Non-Qualified Deferred Compensation Earnings	All other Compensation	Total
Laurence Sturtz	0	0	$2,054,622	0	0	0	0	$2,054,622
Dr. James Gintes	0	0	0	0	0	0	0	0
James Schilling	0	0	0	0	0	0	0	0
Dr. John Perez	0	0	0	0	0	0	0	0

It is our practice to give each director 204,440 options to purchase common stock. The price of their options is determined by the market price of the stock at the close of business of the day prior to the director’s acceptance to be added to our Board of Directors. We do not pay our non-employee directors any other compensation for their services on the Board.

Item 7. Certain Relationships and Related Transactions

Except as disclosed below, none of our directors or executive officers, nor any proposed nominee for election as a director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to all of our outstanding shares, nor any members of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the foregoing persons has any material interest, direct or indirect, in any transaction over the last two years or in any presently proposed transaction which, in either case, has or will materially affect us.

▪
On August 15, 2006, we entered into a settlement agreement to resolve litigation in Ohio with Mr. Fitzpatrick, a former officer and director of our company. Under the terms of the settlement agreement, Mr. Fitzpatrick retains 1,520,000 common shares of our company and surrenders the balance of his shares, which totals approximately 1,400,000. Mr. Fitzpatrick agreed to volume restrictions in the sale of his stock in the public market and further agreed to not sell his stock privately unless to his attorneys under other volume restrictions. Mr. Fitzpatrick finally agreed to vote his shares in favor of resolutions proposed by the board of directors of our company.

A copy of the entire settlement agreement is attached to this Registration Statement on Form 10-SB.

▪
Dr. Warhaft is also the co-owner of a firm known as Speakeasy Enterprises, LLC. (“Speakeasy”). Speakeasy has entered into a referral agreement with Language Access Network, Inc. whereby a commission is to be paid to Speakeasy for each client they refer who becomes a user of the Language Access Network system.

▪	Our company has executed convertible notes with Mr. Edward Panos or his company, Panos Industries, LLC, as provided in the below table:

Date Note Signed	Amount of Note	Interest Rate	Conversion Price	Amount Exercised to Date	Maturity
6/24/05	$60,000	10%	$0.01	$10,000	Demand
8/15/05	$50,000	10%	$0.01	None	Demand
10/2/05	$50,000	10%	$0.01	None	Demand
3/3/06	$93,000	10%	$0.25	None	Demand
6/13/06	$150,000	10%	$2.00(2)	None	6/13/07
6/14/06	$150,000	10%	$2.00(2)	None	6/14/07
(1) The March 3, 2006 promissory note is a compilation of several advances to our company as follows: $44,000 loaned on January 27, 2006, $10,000 loaned on February 10, 2006, $15,000 loaned on February 16, 2006, and $24,000 loaned on March 1, 2006.
(2) As more fully described in the notes, the holder is also entitled to beneficial adjustments in the case of stock dividends, splits, combined outstanding shares, or securities issued at a price per share less than the conversion price.

To provide certainty as to the time of repayment, we recently negotiated and amended three of the above notes to provide maturity dates as set forth below.

Date of Original Note	Date of Amendment	Maturity Date
June 24, 2005	October 5, 2006	December31, 2007
August 15, 2005	October 3, 2006	February 28, 2008
October 2, 2005	October 5, 2006	April 30, 2008

We have not paid down the principal on any notes signed in favor of Mr. Panos or his company, Panos Industries, LLC. Our financial records show accrued interest on all convertible notes, of which Mr. Panos holds a significant portion, in the amount of $54,909 as of September 30, 2006.

Item 8. Description of Securities

Common Stock

We have authorized 100,000,000 common shares with a par value of $0.001 per share, of which 19,651,730 are outstanding as of September 27, 2006. The Board of Directors has

 the authority to issue common stock and warrants and/or options for the purchase of common stock, on such terms, and to such purchasers, as it shall determine are in our best interests. Such transactions may have the effect of diluting the position of existing common stock shareholders.

Voting Rights

Holders of common stock have the right to cast one vote for each share held of record on all matters submitted to a vote of holders of common stock, including the election of directors. There is no right to cumulate voting in the election of directors. Stockholders holding a majority of the voting power of the capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of the stockholders, and the vote by the holders of a majority of such outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of our Articles of Incorporation.

Dividends and Preemptive Rights

Holders of common stock are entitled to receive dividends pro rata based on the number of shares held, when, as and if declared by the Board of Directors, from funds legally available therefore. In the event of our liquidation, dissolution or winding up of our affairs, all assets and funds remaining after the payment of all debts and other liabilities, shall be distributed, pro rata, among the holders of the common stock. Holders of common stock are not entitled to pre-emptive or subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered hereby will be when issued, fully paid and non-assessable.

Share Purchase Warrants

We have not issued and do not have outstanding any warrants to purchase shares of our common stock at this time.

Options

On August 30, 2006 our stockholders voted on and passed an amendment to our existing Stock Option Plan. Among other changes, this amendment increased our maximum shares allowable for issuance of our common stock under our Stock Option Plan from 2,500,000 to 3,131,000. The Stock Option Plan provides for a grant of options to corporate employees and directors for the purchase of stock. This was established as a means to attract, retain and motivate key corporate personnel, through ownership of our stock, and to attract individuals of outstanding ability to render services to and enter the employment of our company.

Convertible Securities

We have issued and have outstanding securities that are convertible into shares of our common stock.

Nevada Anti-Takeover laws

Nevada revised statutes sections 78.378 to 78.3793 provide state regulation over the acquisition of a controlling interest in certain Nevada corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply. Our articles of incorporation and bylaws do not state that these provisions do not apply. The statute creates a number of restrictions on the ability of a person or entity to acquire control of a Nevada company by setting down certain rules of conduct and voting restrictions in any acquisition attempt, among other things. The statute is limited to corporations that are organized in the state of Nevada and that have 200 or more stockholders, at least 100 of whom are stockholders of record and residents of the State of Nevada; and does business in the State of Nevada directly or through an affiliated corporation.

PART II

Item 1. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Market Information

Our common stock is quoted on the Pink Sheets (www.pinksheets.com) centralized quotation service for OTC securities under the trading symbol “LANW.PK,” but is not quoted on the NASD OTC Bulletin Board or NASDAQ, nor listed on any national or regional securities exchange.

The following table sets forth the range of high and low bid quotations for our common stock for each of the periods indicated as reported by the Pink Sheets. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Fiscal Year Ending December 31, 2005
Quarter Ended	High $	Low $
March 31, 2005	n/a	n/a
June 30, 2005	n/a	n/a
September 30, 2005	n/a	n/a
December 31, 2005	n/a	n/a

2006
Month Ended	High $	Low $
January 31, 2006	n/a	n/a

February 28, 2006	n/a	n/a
March 31, 2006	n/a	n/a
April 30, 2006	n/a	n/a
May 31, 2006	2.70	1.25
June 30, 2006	2.70	1.80
July 31, 2006	5.50	1.85
August 31, 2006	6.00	3.80
September 30, 2006	4.45	3.60
October 31, 2006	3.85	3.05

We intend to make application to the NASD for our shares to be quoted on the OTC Bulletin Board. The application to the NASD will be made following the commission comment period for this Form 10-SB. Our application to the NASD will consist of current corporate information, financial statements and other documents required by Rule 15c211 of the Securities Exchange Act of 1934, as amended. Inclusion on the OTC Bulletin Board permits price quotation for our shares to be published by such service.

Penny Stock

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a market price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the SEC, that: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (b) contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties or other requirements of the securities laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price; (d) contains a toll-free telephone number for inquiries on disciplinary actions; (e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (f) contains such other information and is in such form, including language, type size and format, as the SEC shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) a monthly account statement showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement as to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.

These disclosure requirements may have the effect of reducing the trading activity for our common stock. Therefore, stockholders may have difficulty selling our securities.

Holders of Our Common Stock

As of September 27, 2006, we had approximately 116 holders of record of our common stock and several other stockholders hold shares in street name.

Dividend Policy

There are no restrictions in our articles of incorporation or bylaws that restrict us from declaring dividends. We have not paid a dividend with respect to our common stock since our incorporation. We do not expect to pay a dividend on our common stock in the foreseeable future.

There are no restrictions in our articles of incorporation or bylaws that restrict us from declaring dividends. The Nevada Revised Statutes, however, do prohibit us from declaring dividends where, after giving effect to the distribution of the dividend:

1.	We would not be able to pay our debts as they become due in the usual course of business; or

2.
Our total assets would be less than the sum of our total liabilities, plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information about our compensation plans under which shares of common stock may be issued upon the exercise of options as of December 31, 2005.

Equity Compensation Plans as of December 31, 2005
	A	B	C
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and right	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))
Equity compensation plans approved by security holders	204,440	$0.25	2,926,560
Equity compensation plans not approved by security holders	-	-	-
Total	204,440	$0.25	2,926,560

Item 2. Legal Proceedings

On January 20, 2006, Mr. Stephen Ziegler filed a complaint against our subsidiary Preciss, LLC (k/n/a/ Language Access Network, LLC) (“LAN”) and a former member of LAN, Mr. Edward Panos. The Complaint alleges that Mr. Panos failed to fully compensate Mr. Ziegler for the sale of Mr. Ziegler’s membership interest in LAN. LAN was not a party to the membership interest sale transaction and, therefore, filed a Motion to Dismiss the Complaint on March 1, 2006. The Court has not ruled on the Motion to Dismiss and LAN continues to vigorously defend this matter and dispute any liability. All parties have now verbally agreed to resolve this matter for a nominal amount and dismiss the Complaint against Mr. Edward Panos and LAN with prejudice. A written settlement has not occurred to date.

Item 3. Changes in and Disagreements with Accountants

No events occurred requiring disclosure under Item 304(b) of Regulation S-B.

Item 4. Recent Sales of Unregistered Securities

The information set forth below relates to our issuances of securities without registration under the Securities Act of 1933 during the past three years.

We issued 300,000 shares of common stock in December, 2002, to our CEO and director. These shares were issued just after incorporation and issued pursuant to Section 4(2) of the Securities Act of 1933 (the "Securities Act") and/or Rule 506 of Regulation D promulgated under the Securities Act at a price of $0.001 per share, for total proceeds of $300.00. There was a 10:1 forward split in July, 2005 that resulted in ownership of 3,000,000 shares of common stock.

On January 1, 2003, we issued notes to three separate individuals that may be converted into 100,000 shares each of our common stock, exercisable at $0.01 per share, for a total of 300,000 shares. The three promissory notes were converted to equity on January 7, 2003, January 29, 2003 and February 10, 2003. There was a 10:1 forward split in July, 2005 and these notes resulted in the ownership of 3,000,000 shares of our common stock. All notes and shares issued upon conversion of these notes were issued pursuant to the general exemption from registration provided by Section 4(2) of the Securities Act. These notes were issued just after our incorporation during our early start up. We did not engage in any general solicitation or advertising.

In June-July of 2005, we sold 300,000 shares of common stock at $0.001 to three individuals under an exemption from registration provided by Rule 504 of Regulation D of the Securities Act. We had been largely dormant for the previous two years and this sale of shares was for the purpose of obtaining enough operating funds to get our filings with the Secretary of State of Nevada current, change the name of our company and file a current List of Officers. We had adopted a new business plan and direction at this time. Each of the three shareholders received 100,000 shares of common stock. There was an 10:1 forward split of our stock shortly thereafter in July, 2005 and thus each of the three shareholders now owns 1,000,000 shares for an aggregate amount of 3,000,000 shares of common stock.

From June 24, 2005 through October 2, 2005, we issued notes that may be converted into 16,000,000 shares of our common stock, exercisable at $0.01 per share. Ten Thousand dollars ($10,000) worth of the promissory notes were converted to equity on September 22, 2005 resulting in the ownership of 1,000,000 shares of our common stock. These notes were issued as we were attempting to implement our business plan and we used the money to buy needed equipment. These securities were issued pursuant to Section 4(2) of the Securities Act. We did not engage in any general solicitation or advertising.

On June 24, 2005, we issued a note to convert into 10,000,000 shares of our common stock, exercisable at $0.01 per share. The entire $100,000 note was converted to our common stock on or about September 28, 2005. These notes were issued as we were attempting to implement our business plan and we used the money to buy needed equipment. These securities were issued pursuant to Section 4(2) of the Securities Act. We did not engage in any general solicitation or advertising.

During August, 2005, we also sold 240,000 shares of common stock at $0.01/per share (post split) to 24 individuals. These shares were sold under an exemption from registration provided by Rule 504 of Regulation D of the Securities Act. The money raised from the sale of these shares along with the notes described above was used in acquiring equipment to begin operating our company under the new business plan. We also entered into negotiations and a Letter of intent to acquire the assets of LAN, also necessary to begin operations.

In September, 2005 we sold 204,000 shares of common stock at $0.25 to eight individuals under an exemption from registration provided by Rule 506 of Regulation D of the Securities Act to eight accredited investors. The sale of these shares resulted in an aggregate amount of 204,000 shares. The price increase was attributable to the progress we had made to that point in the implementation of our business plan. The proceeds from the sale of these shares have been used for operating expenses of the business.

We issued 390,000 shares of common stock on April 30, 2006. These shares were issued pursuant to Section 4(2) of the Securities Act and/or Rule 506 of Regulation D promulgated under the Securities Act at a price of $1.00 per share, for total proceeds of $390,000. Each investor in the offering represented that he or she was an accredited investor.

From January 27, 2006 through March 1, 2006, we issued notes that may be converted into 372,000 shares of our common stock, exercisable at $0.25 per share. No shares have been converted. These securities were issued pursuant to Section 4(2) of the Securities Act. We did not engage in any general solicitation or advertising.

On January 2, 2006, we issued notes to four separate parties that may be converted into a total of 124,000 shares of our common stock, exercisable at $0.25 per share. All these notes along with accrued interest of $1,277 at a rate of 10% per annum were converted to equity on January 2, 2006 resulting in the ownership of 125,108 shares of our common stock. These securities were issued pursuant to Section 4(2) of the Securities Act. We did not engage in any general solicitation or advertising.In June 2006, we issued notes that may be converted into 150,000 shares of our common stock, exercisable at $2.00 per share to Panos Industries, LLC.. No shares have been converted. These securities were issued pursuant to Section 4(2) of the Securities Act. We did not engage in any general solicitation or advertising.

In June 2006, we granted warrants to purchase 150,000 shares of our common stock, exercisable at $3.00 per share to Panos Industries, LLC. These warrants expire in five years. These securities were issued pursuant to Section 4(2) of the Securities Act. We did not engage in any general solicitation or advertising.

On June 30, 2006, opened an offering of our common stock at a price of $2.00 per unit where each unit represented two common shares. We closed the offering without selling any shares in this offering.

On July 15, 2006, we entered into a Regulation S Stock Purchase Agreement for the sale of up to $2,000,000 worth of our common shares. Under the agreement, sales agents submit subscriptions in our company to an Escrow Agent, where the funds are deposited until disbursements are made according to the terms of the agreement. Further under the agreement, the Escrow Agent is required to remit to our company and amount equal to 35% of the previous day’s trade price multiplied by the number of shares sold on such trade date. It is understood that any funds paid by the investor for the shares in excess of 35% of the trade price at the end of the business day prior to the trade date shall be paid by the Escrow Agent to the sales agent and any finders when such sales are settled. We are not responsible to pay any finders or other parties any commissions for the sales of the shares received in the offering. The offering terminates on June 30, 2007. As of the date of this report, we have sold 52,844 shares of our common stock.

The shares are not sold to any person that is, or could be expected to be a “U.S. Person” as such term is defined in Regulation S, promulgated under the Securities Act of 1933, as amended (“Regulation S”). The sales agent and Escrow Agent shall comply, in all respects, with Regulation S, and sales agent will provide any and all required notices and information to each purchaser of shares. Each purchaser of the shares must certify to the sales agent that it is not a U.S. Person and is not acquiring the securities for the account or benefit of any U.S. Person. In addition, the purchaser of the shares must agree not to resell such shares except in accordance and full compliance with the provisions of Regulation S, or pursuant to an available exemption from registration; and must further agree not to engage in hedging transactions with regard to such securities. Each certificate issued will bear the appropriate restrictive legend.

On August 15, 2006, we entered into a settlement agreement to resolve litigation in Ohio with Mr. Fitzpatrick, a former officer and director of our company. Under the terms of the settlement agreement, Mr. Fitzpatrick retains 1,520,000 common shares of our company and surrenders the balance of his shares, which totals approximately 1,400,000. The 1,400,000 shares were returned to us and cancelled.

We recently opened a new offering on August 15, 2006. We are seeking to raise $10,500,000 through the sale of 1,500,000 units at $7.00 per unit where each unit represents two common shares. The offering is still open. As of the date of this report, we have sold 77,571 shares of our common stock. This offering is exempt from registration pursuant to Section 4(2) of the Securities Act and/or Rule 506 of Regulation D promulgated under the Securities Act. The offering is only open to accredited investors. We did not engage in any general solicitation or advertising.

Item 5. Indemnification of Directors and Officers

Our officers and directors are indemnified as provided under the Nevada Revised Statutes and our Bylaws.

Under the NRS, director immunity from liability to a corporation or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a corporation's articles of incorporation (which is not the case with our Articles of Incorporation). Excepted from that immunity are: (a) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest; (b) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful); (c) a transaction from which the director derived an improper personal profit; and (d) willful misconduct.

The Bylaws provide that we shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a Director, Officer, employee or agent of this corporation, or is or was serving at our request as a Director, Officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by a director in connection with such action, suit or proceeding if he or she acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of this corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe this conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to our best interests, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

We also indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of this corporation to procure a judgment in its favor by reason of the fact that that person is or was a Director, Officer, employee, or agent, or is or was serving at our request as a Director, Officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to us unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

To the extent that a Director, Officer, employee, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to above, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

Any indemnification shall be made only as authorized in the specific case upon a determination that indemnification of the Director, Officer, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth herein. Such determination shall be made: (a) by the board of directors by a majority vote of a quorum consisting of directors who where not parties to such action, suit, or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the stockholders.

Expenses incurred in defending a civil or criminal action, suit, or proceeding may be paid in advance of the final disposition of such action, suit, or proceeding as authorized by the board of directors in the manner provided above under receipt of an undertaking by or on behalf of the director, officer, employee, or agent to repay such amount unless it shall ultimately be determined that he or she is entitled to be indemnified as authorized in our Bylaws.

The indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

PART F/S

Index to Audited Consolidated Financial Statements:
F-1	Report of Independent Registered Public Accounting Firm;
F-2	Balance Sheets as of December 31, 2005 and 2004
F-3	Statements of Operations - Years Ended December 31, 2005 and December 31, 2004 and Cumulative period from inception December 31, 2002 to December 31, 2005
F-4	Statement of Changes in Stockholders’ Equity (Deficiency) from inception December 31, 2002 to December 31, 2005
F-5	Statements of Cash Flows for the Years Ended December 31, 2005 and December 31, 2004 and Cumulative period from inception December 31, 2002 to December 31, 2005
F-6	Notes to Financial Statements
F-11	Balance Sheets as of September 30, 2006 (Unaudited)
F-12	Statements of Operations - Period Ended September 30, 2006 and September 30, 2005 (Unaudited)
F-13	Statement of Changes in Stockholders’ Equity (Deficiency) Period Ended September 30, 2006 and September 30, 2005 (Unaudited)
F-14	Statements of Cash Flows - Period Ended September 30, 2006 and September 30, 2005 (Unaudited)
F-15	Notes to Financial Statements

MOORE & ASSOCIATES, CHARTERED
 ACCOUNTANTS AND ADVISORS
PCAOB REGISTERED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Language Access Network Inc ( A Development Stage Company)
Las Vegas, Nevada

We have audited the accompanying balance sheet of Language Access Network Inc (A Development Stage Company) as of December 31, 2004 and 2005, and the related statements of operations, stockholders’ equity and cash flows through December 31, 2004 and 2005 and the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Language Access Network Inc (A Development Stage Company) as of December 31, 2004 and 2005 and the results of its operations and its cash flows through December 31, 2004 and 2005 and the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company’s net losses and accumulated deficit as of December 31, 2004 and 2005 raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moore & Associates, Chartered

Moore & Associates Chartered
Las Vegas, Nevada
December 20, 2006

2675 S. Jones Blvd. Suite 109, Las Vegas, NV 89146 (702) 253-7511 Fax (702) 253-7501

LANGUAGE ACCESS NETWORK, INC.
(a Development Stage Company)
Balance Sheets
(Unaudited)
(Stated in U.S. Dollars)

	December 31, 2005	December 31, 2004
Assets
Current
Cash and Equivalents	$25,674	$120,075
Accounts Receivable	11,243
Other current assets	22,911	36,344
	59,828	156,419

Fixed assets, net	158,744	86,059

Total Assets	218,572	242,478

Liabilities and Stockholders' Equity
Current
Accounts payable	$128,522	$25,870
Convertible notes payable	237,000
Other current liabilities	92,977	1,037
Total Liabilites	458,499	26,907

Stockholders' Equity
Common stock, 20,444,000 and 6,000,000 shares issued and outstanding at December 31, 2005 and 2004, respecitvely	20,444	6,000
Additional paid-in capital	848,477	494,000
Retained earnings	(1,108,848)	(284,429)
Total stockholders' equity	(239,927)	215,571

Total Liabilities and Stockholders' Equity	218,572	242,478

The accompanying notes are an integral part of the financial statements.

LANGUAGE ACCESS NETWORK, INC.
(a Development Stage Company)
Statements of Operations
(Unaudited)
(Stated in U.S. Dollars)

	2005	2004

Net Revenue	$92,847	$-
Cost of goods sold	155,400
Gross profit	(62,553)

Labor	323,752	41,801
Selling, general and administrative	436,267	236,628
Depreciation and amortization	3,605
Other income and expenses	(1,758)
Total operating expenses	760,019	278,429

Net Income (loss) before income taxes	(824,419)	(278,429)

Income Tax (expense) benefit	-	-
Net Income (loss)	$(824,419)	$(278,429)

Common shares outstanding - basic and diluted	20,400,000	6,000,000

Net Income (loss) per share - basic and diluted	$(0.040)	$(0.046)

The accompanying notes are an integral part of the financial statements.

LANGUAGE ACCESS NETWORK, INC.
(a Development Stage Company)
Statements of Stockholders' Equity
(Unaudited)
(Stated in U.S. Dollars)

	Common Stock		Additional	Accumulated Deficit During	Total Stockholders'
	Shares	Amount	Paid-in Capital	Development Stage	Deficit
Balance, December 31, 2003	6,000,000	6,000	494,000	(6,000)	494,000

Net loss	--	--	--	(278,429)	(278,429)

Balance, December 31, 2004	6,000,000	6,000	494,000	(284,429)	215,571

Issuance of common stock	14,444,000	14,444	354,477	--	368,921

Net loss	--	--	--	(824,419)	(824,419)

Balance, December 31, 2005	$20,444,000	$20,444	$848,477	$(1,108,848)	$(239,927)

The accompanying notes are an integral part of the financial statements.

LANGUAGE ACCESS NETWORK, INC.
(a Development Stage Company)
Statements of Cash Flows
(Unaudited)
(Stated in U.S. Dollars)

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income ( loss)	(824,419)	(278,429)
Add back non-cash items:
Depreciation	3,605
Adjustments to reconcile net income (loss) to
net cash provided (used) by operating activities:
Change in accounts receivable	(11,243)
Change in other assets	13,433	(36,344)
Change in accounts payable	102,652	25,870
Change in other liabilities	91,940	1,037
Net cash provided by (used in) operating activities	(624,032)	(287,866)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net investment in fixed assets	(76,290)	(86,059)
Net cash provided by financing activities	(76,290)	(86,059)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash proceeds from net change in common stock and additional paid in capital	368,921	494,000
Cash proceeds from net change in convertible notes payable	237,000
Net cash provided by financing activities	605,921	494,000

Net increase in cash and bank deposits	(94,401)	120,075
Cash and bank deposits at beginning of the period	120,075	-
Cash and bank deposits at end of the period	25,674	$120,075

SUPPLEMENTAL DISCLOSURE:
Cash paid during the period for interest	$-	$-
Cash paid during the year for income tax	$-	$-

The accompanying notes are an integral part of the financial statements.

Language Access Network, Inc.
Notes to Financial Statements

Note 1 - Nature of business and summary of significant accounting policies

Language Access Network, Inc. (T-LAN or the “Company”) was incorporated on December 31, 2002 in Nevada. It was originally known as “Global Institute for Gaming Innovation, Inc.” and was set up to provide information and assistance to businesses and governments exploring new forms of remote, networked gaming. However the Company’s management saw the greater need for using this new technology of remote video networking to assist individuals who speak different Languages to better communicate. Effective September 23, 2005, the Company acquired Preciss, LLC, an Ohio company specializing in the Company’s primary activities.

A Development Stage Company
The accompanying financial statements have been prepared in accordance with the Statement of Financial Accounting Standards No. 7”According and Reporting by Development-Stage Enterprises”. A development-stage enterprise is one in which planned principal operations have not commenced or if its operations have commenced, there has been no significant revenues there from.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
The Company maintains a cash balance in a non-interest-bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Investments
Investments in companies over which the Company exercises significant influence are accounted for by the equity method whereby the Company includes its proportionate share of earnings and losses of such companies in earnings. Other long-term investments are recorded at cost and are written down to their estimated recoverable amount if there is evidence of a decline in value which is other than temporary.

Trade receivables
Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition and credit history, and current economic conditions. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

Inventories

Language Access Network, Inc.
Notes to Financial Statements

Inventories are stated at the lower of cost or market value, with cost being determined on a weighted average basis. Provisions made for inventory obsolescence and declines in market value are included in cost of goods sold.

Property, plant and equipment
Property, plant and equipment are stated at the lower of cost or estimated net recoverable amount. The cost of property, plant and equipment is depreciated using the straight-line method based on the lesser of the estimated useful lives of the assets or the lease term based on the following life expectancy:
Computer equipment	5 years
Vehicles	5 years
Office furniture and fixtures	7 years

Repairs and maintenance expenditures are charged to operations as incurred. Major improvements and replacements, which extend the useful life of an asset, are capitalized and depreciated over the remaining estimated useful life of the asset. When assets are retired or sold, the costs and related accumulated depreciation and amortization are eliminated and any resulting gain or loss is reflected in operations.

Revenue recognition policy
Interpretation support services revenue is recognized as the services are provided. Revenue from service contracts is recorded as deferred revenue and subsequently recognized over the term of the contract or when the service is completed. Revenue from product sales is recognized when shipped, FOB shipping point. Shipping and handling charges billed to customers are included in net sales, and shipping and handling costs incurred by the Company are included in cost of goods sold.

Earnings per share
Net earnings per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) “Earnings Per Share”. Basic earnings per share is computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding during the period.

Advertising Costs
The Company expenses all costs of advertising as incurred. There were no advertising costs included in selling and marketing expenses during the reported period.

Fair value of financial instruments
Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management at this time. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

 Language Access Network, Inc.
Notes to Financial Statements

Impairment of long lived assets
The Company reviews its long-lived assets and intangibles periodically to determine potential impairment by comparing the carrying value of the long-lived assets with the estimated future cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future cash flows be less than the carrying value, the Company would recognize an impairment loss. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the long-lived assets and intangibles. There were no impairment losses recognized during the reported period.

Stock-Based Compensation:
The Company accounts for stock-based awards to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations and has adopted the disclosure-only alternative of FAS No. 123, "Accounting for Stock-Based Compensation." Options granted to consultants, independent representatives and other non-employees are accounted for using the fair value method as prescribed by FAS No. 123.

Comprehensive Income
SFAS No. 130, “Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in the financial statements. The Company had no items of other comprehensive income and therefore has not presented a statement of comprehensive income.

Segment reporting
The Company follows Statement of Financial Accounting Standards No. 130, “Disclosures About Segments of an Enterprise and Related Information”. The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Dividends
The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid or declared since inception.

Income taxes
The Company follows Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”) for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

As of December 31, 2005, no income tax liability has been incurred and no deferred tax assets have been recorded for the net operating loss carryforward due to the uncertainty of future taxable earnings.

Note 2 - Fixed assets

Fixed assets consist of the following:

December 31, 2005

Computers, equipment and software	140,349
Furniture and fixtures	22,000
162,349
Less accumulated depreciation	(3,605)

Total	$158,744

Depreciation expense totaled $3,605 for the year ended December 31, 2005.

Note 3 - Stockholders’ equity

The Company had 20,444,000 shares of its common stock issued and outstanding as of December 31, 2005.

Note 4 - Acquisition of Preciss, LLC

Effective October 1, 2005, Preciss, LLC and the Company entered into a Purchase and Sale Agreement in which the only membership holders of Preciss, Edward Panos and Andy Panos, transferred all ownership of their membership interests in Preciss to the Company and Preciss became a wholly owned subsidiary of the Company. The Company purchased the membership interest for $500 in cash.  The parties consummated, but did not document, the transaction until the execution of a Purchase and Sale Agreement on November 28, 2006.  Under the Purchase and Sale Agreement, the parties agreed to formally cancel an Asset Purchase Agreement that had earlier been executed and set the effective of the membership sale to October 1, 2005.

Note 5 - Notes Payable

The Company has issued one-year convertible notes payable at September 30, 2006 in the amount of $754,409 including accrued interest of which $462,500 was issued during the nine months ending September 30, 2006. These notes incur interest at the rate of 10% per annum and mature one year after being issued with the first maturing on June 24, 2006 and may be converted by the holder at anytime. Total interest accrued on convertible notes at September 30, 2006 was $54,909. During the period, convertible notes in the amount of $30,000 plus accrued interest of $1,277 were converted to common stock at $.25 per share for a total of 125,108 shares.

Notes payable consist of the following:

Year Ended 12/31/05

Convertible Notes, Unsecured, Matured June 2006, bear 10% Interest, and the principle and interest is convertible into one common share at $.01 per share. Notes have not been converted.	$60,000

Convertible Notes, Unsecured, Matured June 2006, bear 10% Interest, and the principle and interest is convertible into one common share at $.01 per share. Notes have not been converted.	$25,000

Convertible Notes, Unsecured, Matured August 2006, bear 10% Interest, and the principle and interest is convertible into one common share at $.01 per share. Notes have not been converted.	$55,000

Convertible Notes, Unsecured, Mature November 2006, bear 10% Interest, and the principle and interest is convertible into one common share at $.01 per share. Notes have not been converted.	$70,000

Convertible Notes, Unsecured, Mature December 2006, bear 10% Interest, and the principle and interest is convertible into one common share at $.01 per share. Notes have not been converted.	$25,000

Convertible Notes, Unsecured, Mature December 2006, bear 10% Interest, and the principle and interest is convertible into one common share at $.25 per share. Notes have not been converted.	$2,000

Total	237,000

Accrued Interest Payable	0

Total Notes Payable	$237,000

LANGUAGE ACCESS NETWORK, INC.
(a Development Stage Company)
Balance Sheets
(Unaudited)
(Stated in U.S. Dollars)

	September 30, 2006	December 31, 2005
Assets
Current
Cash and Equivalents	$128,213	$25,674
Accounts Receivable	5,663	11,243
Intercompany	-
Other current assets	80,565	22,911
	214,440	59,828

Fixed assets, net	174,008	158,744

Total Assets	388,448	218,572

Liabilities and Stockholders' Equity
Current
Accounts payable	$178,355	$128,522
Convertible notes payable including accrued interest of $54,909	754,409	237,000
Other current liabilities	97,350	92,977
Total Liabilites	1,030,113	458,499

Stockholders' Equity
Common stock, 20,827,199 and 20,444,000 shares issued and outstanding at September 30, 2006 and December 31, 2005, respectively	21,089	20,444
Treasury stock, 1,400,000 shares at September 30, 2006	(1,400)	-
Additional paid-in capital	1,653,946	848,477
Retained earnings	(2,315,301)	(1,108,848)
Total stockholders' equity	(641,665)	(239,927)

Total Liabilities and Stockholders' Equity	388,448	218,572

The accompanying notes are an integral part of the financial statements.

LANGUAGE ACCESS NETWORK, INC.
(a Development Stage Company)
Statements of Operations
(Unaudited)
(Stated in U.S. Dollars)

	Three months ended September 30, 2006	Three months ended September 30, 2006	Nine months ended September 30, 2006	Nine months ended September 30, 2005	Inception to September 30, 2006

Net Revenue	$6,039	$50,726	$20,407	$50,726	$113,254
Cost of goods sold	47,037	113,636	170,253	206,969	325,653
Gross profit (loss)	(40,998)	(62,910)	(149,846)	(156,243)	(212,399)

Labor	211,050	25,379	389,754	153,027	755,307
Selling, general and administrative	334,060	57,133	492,311	209,606	1,171,923
Total operating expenses	545,110	82,512	882,066	362,634	1,927,231

Depreciation and amortization	14,537	4,404	43,563	4,404	47,168
Broker Fees	72,444	-	72,444		72,444
Interest expense	58,599	-	58,599		58,599
Other income and expenses	(1,990)	(2,075)	(65)	(2,177)	(2,540)

Net Income (loss) before income taxes	(729,698)	(147,751)	(1,206,452)	(521,103)	(2,315,300)

Income Tax (expense) benefit	-	-	-	-	-
Net Income (loss)	$(729,698)	$(147,751)	$(1,206,452)	$(521,103)	$(2,315,300)

Common shares outstanding - basic	19,689,523	20,444,000	19,689,523	20,444,000	19,689,523

Net Income (loss) per share - basic	$(0.037)	$(0.007)	$(0.061)	$(0.025)	$(0.118)

Common shares outstanding - diluted	45,341,108	20,444,000	45,341,108	20,444,000	45,341,108

Net Income (loss) per share - diluted	$(0.016)	$(0.007)	$(0.027)	$(0.025)	$(0.051)

The accompanying notes are an integral part of the financial statements.

LANGUAGE ACCESS NETWORK, INC.
(a Development Stage Company)
Statements of Stockholders' Equity
(Unaudited)
(Stated in U.S. Dollars)

	Common Stock		Additional	Accumulated Deficit During Development	Total Stockholders'
	Shares	Amount	Paid-in Capital	Stage	Deficit

Balance, December 31, 2003	6,000,000	6,000	494,000	(6,000)	494,000

Net loss	--	--	--	(278,429)	(278,429)

Balance, December 31, 2004	6,000,000	6,000	494,000	(284,429)	215,571

Issuance of common stock	14,444,000	14,444	354,477	--	368,921

Net loss	--	--	--	(824,419)	(824,419)

Balance, December 31, 2005	20,444,000	20,444	848,477	(1,108,848)	(239,927)

Shares canceled and returned to treasury	(1,400,000)	(1,400)	1,400		-

Notes converted to common stock at $.25 per share	125,108	125	31,075		31,200

Shares issued for cash at $1.00 per share	390,000	390	389,610		390,000

Shares issued for cash at $2.00 per share	50,051	50	99,874		99,924

Shares issued for cash at $3.50 per share	77,571	78	271,922	-	272,000

Shares issued for cash at $4.15 per share	2,793	3	11,587	-	11,590

Net loss	--	--	--	(1,206,452)	(1,206,452)

Balance, September 30, 2006	$19,689,523	$19,689	$1,653,946	$(2,315,300)	$(641,665)

The accompanying notes are an integral part of the financial statements.

LANGUAGE ACCESS NETWORK, INC.
(a Development Stage Company)
Statements of Cash Flows
(Unaudited)
(Stated in U.S. Dollars)

Nine months ended September 30, 2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income ( loss)	(1,206,452)
Add back non-cash items:
Depreciation	43,563
Adjustments to reconcile net income (loss) to
net cash provided (used) by operating activities:
Change in accounts receivable	5,580
Change in other assets	(57,654)
Change in accounts payable	49,833
Change in other liabilities	4,373
Net cash provided by (used in) operating activities	(1,160,757)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net investment in fixed assets	(58,827)
Net cash provided by financing activities	(58,827)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash proceeds from net change in common stock and additional paid in capital	806,114
Cash proceeds from net change in convertible notes payable	462,500
Change in accrued interest on convertible notes payable	54,909
Net cash provided by financing activities	1,323,523

Net increase in cash and bank deposits	103,939
Cash and bank deposits at beginning of the period	25,674
Cash and bank deposits at end of the period	129,613

SUPPLEMENTAL DISCLOSURE:
Cash paid during the period for interest	$65
Cash paid during the year for income tax	$-

THE LANGUAGE ACCESS NETWORK, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2006
(Stated in U.S. Dollars)

1.	BASIS OF PRESENTATION

The unaudited interim financial statements as of September 30, 2006 included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States of America generally accepted principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these financial statements be read in conjunction with the December 31, 2005 audited financial statements and notes thereto.

2.	NATURE OF OPERATIONS

a)	Organization

Language Access Network, Inc. (T-LAN or the “Company”) was incorporated on December 31, 2002 in Nevada. It was originally known as “Global Institute for Gaming Innovation, Inc.” and was set up to provide information and assistance to businesses and governments exploring new forms of remote, networked gaming. However the Company’s management saw the greater need for using this new technology of remote video networking to assist individuals who speak different Languages to better communicate. Effective September 23, 2005, the Company merged with Preciss, LLC, an Ohio company specializing in the Company’s primary activities.

b)	Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company has incurred a net loss of $2,315,300 for the period from inception to September 30, 2006 and $729,698 and $1,206,452 for the three and nine month periods ending September 30, 2006. Sales for the same periods were $113,254 since inception and $20,407 and $6,039 for the three and nine month periods in 2006, respectively. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of its business opportunities. Management has plans to seek additional capital through a private placement and public offering of its common stock. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

3.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgment.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality, and within the framework of the significant accounting policies summarized below:

a)	Development Stage Company

The Company is a development stage company as defined in the Statements of Financial Accounting Standards No. 7. The Company is devoting substantially all of its present efforts to establish a new business and none of its planned principal operations have commenced. All losses accumulated since inception have been considered as part of the Company’s development stage activities.

b)	Option Payments and Development Costs

The Company expenses all costs related to option maintenance and development costs.

c)	Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 - “Accounting For Income Taxes” (SFAS 109). This standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes. If it is more likely than not that some portion, or all of a deferred tax asset, will not be realized, a valuation allowance is recognized.

d)	Financial Instruments

The Company’s financial instruments consist of cash, and accounts payable and accrued liabilities, and advances due to director.

Unless otherwise noted, it is management’s opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

e)	Basic and Diluted Loss Per Share

In accordance with SFAS No. 128, “Earnings Per Share,” the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. At June 30, 2006, the Company has no common stock equivalents that were anti-dilutive and excluded in the earnings per share computation.

4.	NOTES PAYABLE

The Company has issued one-year convertible notes payable at September 30, 2006 in the amount of $754,409 including accrued interest of which $462,500 was issued during the nine months ending September 30, 2006. These notes incur interest at the rate of 10% per annum and mature one year after being issued with the first maturing on June 24, 2006 and may be converted by the holder at anytime at the rate of $.01 and $.25 per share. Total interest accrued on convertible notes at September 30, 2006 was $54,909. During the period, convertible notes in the amount of $30,000 plus accrued interest of $1,277 were converted to common stock at $.25 per share for a total of 125,108 shares.

Notes payable consist of the following:

	Nine Months Ended 9/30/06	Year Ended 12/31/05

Convertible Notes, Unsecured, Matured June 2006, bear 10% Interest, and the principle and interest is convertible into one common share at $.01 per share. $10,000 was converted December 2005 and the remaining Notes have not been converted and are in default.	$50,000	$60,000

Convertible Notes, Unsecured, Matured June 2006, bear 10% Interest, and the principle and interest is convertible into one common share at $.01 per share. Notes have not been converted and are in default.	$25,000	$25,000

Convertible Notes, Unsecured, Matured August 2006, bear 10% Interest, and the principle and interest is convertible into one common share at $.01 per share. Notes have not been converted and are in default.	$55,000	$55,000

Convertible Notes, Unsecured, Mature November 2006, bear 10% Interest, and the principle and interest is convertible into one common share at $.01 per share. Notes have not been converted.	$70,000	$70,000

Convertible Notes, Unsecured, Mature December 2006, bear 10% Interest, and the principle and interest is convertible into one common share at $.01 per share. Notes have not been converted.	$25,000	$25,000

Convertible Notes, Unsecured, Mature December 2006, bear 10% Interest, and the principle and interest is convertible into one common share at $.25 per share. Notes have not been converted.	$2,000	$2,000

Convertible Notes, Unsecured, Mature January 2007, bear 10% Interest, and the principle and interest is convertible into one common share at $.25 per share. $10,000 was converted July 2006 and $20,000 was converted August 2006 and the remaining Notes have not been converted.	$64,500

Convertible Notes, Unsecured, Mature February 2007, bear 10% Interest, and the principle and interest is convertible into one common share at $.25 per share. Notes have not been converted.	$25,000

Convertible Notes, Unsecured, Mature March 2007, bear 10% Interest, and the principle and interest is convertible into one common share at $.25 per share. Notes have not been converted.	$24,000

Convertible Notes, Unsecured, Mature March 2007, bear 10% Interest, and the principle and interest is convertible into one common share at $1.00 per share. Notes have not been converted.	$56,500

Convertible Notes, Unsecured, Mature June 2007, bear 10% Interest, and the principle and interest is convertible into one common share at $2.00 per share. Notes have not been converted.	$300,000

Convertible Notes, Unsecured, Mature June 2007, bear 10% Interest, and the principle and interest is convertible into one common share at $2.70 per share. Notes have not been converted.	$2,500

Total	699,500	237,000

Accrued Interest Payable	54,909	0

Total Notes Payable	$754,409	$237,000

5.	EQUITY

During the nine month period ending September 30, 2006, 645,523 shares of the Company’s common stock were issued for cash at an average price of $1.25 per share. Also during the nine month period ending September 30, 2006, 1,400,000 shares of the Company’s common stock were returned to Treasury. There are 19,689,523 shares of the Company’s common stock issued and outstanding at September 30, 2006.

PART III

Item 1. Index to Exhibits

Exhibit Number	Description
3.1	Articles of Incorporation, as amended
3.2	By-laws
10.1	Settlement Agreement, dated August 15, 2006
10.2	Amended Stock Option Plan of Language Access Network, Inc.
10.3	Purchase and Sale Agreement, effective October 1, 2005
10.4	AT&T Service Agreement, dated August 25, 2006
10.5	Referral Agreement, dated June 30, 2006
10.6	Letter of Intent with Healinc Telecom, LLC, dated November 15, 2006.
10.7	Letter of Intent with iBeam Solutions, dated November 15, 2006.
10.8	Convertible Demand Promissory Note, dated June 24, 2005
10.9	Amended Convertible Demand Promissory Note, dated October 15, 2006
10.10	Convertible Demand Promissory Note, dated August 15, 2005
10.11	Amended Convertible Demand Promissory Note, dated October 3, 2006
10.12	Convertible Demand Promissory Note, dated October 2, 2005
10.13	Amended Convertible Demand Promissory Note, dated October 5, 2006
10.14	Convertible Demand Promissory Note, dated March 3, 2006
10.15	Form of Convertible Subordinated Note, dated June 13, 2006
10.16	Form of Convertible Subordinated Note, dated June 14, 2006
10.17	Regulation S Stock Purchase Agreement

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Language Access Network, Inc.
Date:	December 22 2006	By: /s/ Michael Guirlinger
Michael Guirlinger, Chief Executive Officer